Third Quarter 2013 Earnings Release

BMO Financial Group Reports Good Results for the Third Quarter of 2013

Financial Results Highlights:

Third Quarter 2013 Compared with Third Quarter 2012:

—	Net income of $1,137 million, up 17%; adjusted net income[1] of $1,136 million, up 12%

—	EPS[2] of $1.68, up $0.26 or 18%; adjusted EPS[1,2] of $1.68, up $0.19 or 13%

—	ROE of 15.6%, compared with 14.5%; adjusted ROE[1] of 15.6%, compared with 15.2%

—	Provisions for credit losses of $77 million, compared with $237 million; adjusted provisions for credit losses[1] of $13 million, compared with $116 million

—	Basel III Common Equity Ratio is strong at 9.6%

Year-to-Date 2013 Compared with Year-to-Date 2012:

—	Net income of $3,160 million, up 2%; adjusted net income[1] of $3,174 million, up 7%

—	EPS[2] of $4.63, up 2%; adjusted EPS[1,2] of $4.65, up 7%

—	ROE of 14.9%, compared with 15.9%; adjusted ROE[1] of 15.0%, compared with 15.2%

—	Provisions for credit losses of $400 million, compared with $573 million; adjusted provisions for credit losses[1] of $219 million, compared with $358 million

Toronto, August 27, 2013 – For the third quarter ended July 31, 2013, BMO Financial Group reported net income of $1,137 million or $1.68 per share on a reported basis and net income of $1,136 million or $1.68 per share on an adjusted basis.

“BMO’s third quarter results confirm the strength of the bank’s performance to date in 2013 and reflect the benefits of our disciplined growth strategy, which is well diversified by geography and business mix,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “Operating results are underpinned by the successful execution of well-established strategies across all our businesses.

“Canadian retail businesses were particularly strong in the quarter with both Personal & Commercial Banking Canada and traditional wealth earnings reaching new highs. Our focus on deepening customer relationships and maintaining industry-leading loyalty continues to boost our ability to attract new customers and expand share in personal banking.

“Similarly, building on BMO’s advantaged market share positions, our large commercial businesses are doing well on both sides of the border. In Canada, there was strong growth in commercial loans and deposits again this quarter. The U.S. commercial portfolio saw good sequential growth with continued strength in core commercial and industrial.

“Private Client Group posted record earnings in traditional wealth, up 37% year over year. Insurance results, where interest rate declines have affected financial performance over a number of quarters, benefited from changes in long-term rates.

“Good earnings performance in Capital Markets reflects the benefits of our diversified client-centric business model.

“Good credit performance continues to highlight our prudent approach to risk management and our focus on attracting high-quality earning assets. We repurchased 4 million shares under our normal course issuer bid during the quarter and maintained strong capital ratios, while providing an attractive dividend.

“Looking forward, we see opportunities for growth in each of our businesses in an improving North American economy led by the United States, and this gives us confidence we’re well positioned heading into 2014,” concluded Mr. Downe.

1	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed in the Adjusted Net Income section, and (for all reported periods) in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
2	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Concurrent with the release of results, BMO announced a fourth quarter 2013 dividend of $0.74 per common share, unchanged from the preceding quarter and up $0.02 per share from a year ago, equivalent to an annual dividend of $2.96 per common share.

Our complete Third Quarter 2013 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended July 31, 2013, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Operating Segment Overview

P&C Canada

Net income was $497 million, up $38 million or 9% from a year ago. Adjusted net income was $500 million, up $38 million or 8% from the prior year. Revenue increased $58 million or 4% year over year to $1,620 million, driven by higher balance and fee volumes across most products, partially offset by the impact of lower net interest margin. Provisions for credit losses fell $21 million or 14% mainly due to lower provisions in the consumer portfolio. Expenses were up $31 million or 4% to $821 million, as we continue to invest in the business, including adding front-line resources across a number of roles. So far this year, we expanded our branch network by opening or upgrading 49 locations across the country.

We are executing on our strategy resulting in strong balance sheet growth and increasing revenues. This momentum, combined with our focus on process simplification, is expected to drive future net income growth.

In personal banking, there was strong loan growth of 10% and consistent deposit growth. We are focused on attracting new customers and deepening relationships with existing customers through our recent Spring Home Financing Campaign and our ‘Make the BMOst of Summer’ Campaign. We continue to have top-tier performance in customer loyalty, as measured by the net promoter score.

In commercial banking, momentum continues with strong year-over-year growth in commercial loans of 12% and deposits of 15%. Our focus on meeting the needs of our customers, at every stage of their business cycle, with the products, services and advice they value continues to generate positive results. We remain second in Canadian business banking loan market share for small and medium-sized loans. In April we tied for first place among the big banks in the Canadian Federation of Independent Business report Battle of the Banks, based on a 2012 survey of almost 13,000 small and medium-sized enterprise (SME) owners to assess how well banks are serving their SME customers.

P&C U.S. (all amounts in US$)

Net income of $147 million increased $10 million or 7% from $137 million in the third quarter a year ago. Adjusted net income was $160 million, an increase of $7 million or 4% from a year ago due to lower provisions for credit losses and reduced expenses. Revenue was 5% lower as the effect of loan growth was more than offset by the effects of lower net interest margin, reductions in certain loan portfolios and lower deposit fees.

Total loans continued to grow, with year-over-year and sequential increases in average loans, led by continued strong growth in the core commercial and industrial (C&I) loan portfolio. The core C&I portfolio increased by $3.9 billion from a year ago to $23.0 billion.

Deposits grew from the prior year in our commercial business and personal chequing and savings accounts, despite our planned reductions in higher cost deposit products.

The annual American Banker/Reputation Institute Survey of Bank Reputations showed the confidence customers have in BMO Harris Bank. BMO Harris Bank ranked number one out of 30 major U.S. banks in long-term trust, outscoring the field when consumers were asked whether they would give their bank the benefit of the doubt when the next financial crisis hit. We also ranked number five in overall bank reputation.

For the third year in a row, BMO Harris Bank received the Community Service Leadership Award from The Financial Services Roundtable in recognition of our dedication and service to the communities in which we operate. We were specifically recognized for our implementation of financial literacy projects, collective volunteer efforts from our employees and monetary contributions – all which helped to improve the vitality of our communities.

Private Client Group

Private Client Group (PCG) produced strong results for the quarter. Net income of $218 million doubled from a year ago. Adjusted net income of $225 million increased $111 million or 97% from a year ago. Adjusted net income in our traditional wealth businesses was a record $131 million, up $35 million or 37% from a year ago. Results reflect growth in client assets, increased transaction volumes and a continued focus on productivity. Adjusted net income in Insurance was $94 million, up $76 million from a year ago. The increase was due to a $42 million after-tax benefit from increases in long-term interest rates in the current quarter relative to a $45 million after-tax charge a year ago, partially offset by benefits from changes in our investment portfolio to improve asset-liability management in the prior year. The underlying Insurance business continues to perform well.

Assets under management and administration grew by $63 billion or 13% from a year ago to $527 billion, with assets under management up 11% year over year, driven mainly by growth in new client assets coupled with market appreciation.

In June, BMO Global Asset Management announced the intended expansion of its international footprint through the opening of a new office in Australia. Once open, the office will focus on sales and serving the needs of Australia’s institutional investors.

BMO Global Asset Management was named one of Pensions & Investments Top 100 Money Managers based on worldwide assets under management, ranking 75th internationally on this prestigious list. In 2012, the firm ranked 85th.

BMO Financial Group Third Quarter Report 2013 • 1

BMO Capital Markets

Net income was $280 million, up $30 million or 12% from the prior year, driven by good performance across our diversified businesses in general, with increases in trading revenue and equity underwriting.

We were recognized during the quarter with a number of awards, reflecting our ongoing commitment to our clients. BMO Capital Markets was selected as a 2013 Greenwich Quality and Share Leader in Canadian equities by Greenwich Associates, reflecting client recognition for providing the industry’s best coverage in equity research/advisory vote and trading share and high service quality for equity sales and trading. In the Global Custodian Magazine 2013 Prime Brokerage Survey, BMO Capital Markets ranked Best in Class for our Prime Brokerage business in 9 of 12 categories, and was the recipient of Trade Finance Magazine’s Best Trade Bank in Canada award for the fourth consecutive year.

BMO Capital Markets participated in 136 new issues in the quarter including 55 corporate debt deals, 45 government debt deals, 28 common equity transactions and eight issues of preferred shares, raising $56 billion.

Corporate Services

Corporate Services net loss for the quarter was $11 million, compared with net income of $13 million a year ago. On an adjusted basis, the net loss was $35 million, compared with net income of $32 million a year ago. The decrease in reported results was smaller than the decrease in adjusted results primarily due to lower integration costs in the reported results in the current year. Adjusting items are detailed in the Adjusted Net Income section and in the Non-GAAP Measures section. Adjusted revenues were lower primarily due to a higher group taxable equivalent basis (teb) offset. Adjusted non-interest expenses were higher primarily due to higher technology costs. Adjusted recoveries of credit losses increased, primarily due to higher recoveries on the Marshall & Ilsley (M&I) purchased credit impaired loan portfolio.

Adjusted Net Income

Adjusted net income was $1,136 million for the third quarter of 2013, up $123 million or 12% from a year ago. Adjusted earnings per share were $1.68, up 13% from $1.49 a year ago.

Management has designated certain amounts as adjusting items and has adjusted GAAP results so that we can discuss and present financial results without the effects of adjusting items to facilitate understanding of business performance and related trends. Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. Adjusted results and measures are non-GAAP and, together with items excluded in determining adjusted results, are disclosed in more detail in the Non-GAAP Measures section, along with comments on the uses and limitations of such measures. Items excluded from third quarter 2013 results in the determination of adjusted results totalled $1 million of net income and had no impact on EPS, and were comprised of:

—

the $68 million after-tax net benefit for credit-related items in respect of the M&I purchased performing loan portfolio, consisting of $154 million for the recognition in net interest income of a portion of the credit mark on the portfolio (including $55 million for the release of the credit mark related to early repayment of loans), net of a $44 million specific provision for credit losses and related income taxes of $42 million. These credit-related items in respect of the acquired M&I performing loan portfolio can significantly impact both net interest income and the provision for credit losses in different periods over the life of the M&I purchased performing loan portfolio;

—

costs of $49 million ($30 million after tax) for the integration of M&I including amounts related to system conversions, restructuring and other employee-related charges, consulting fees and marketing costs related to rebranding activities;

—	an increase in the collective allowance for credit losses of $20 million ($15 million after tax) on loans other than the M&I purchased loan portfolio;
—	the $1 million before and after-tax benefit from run-off structured credit activities; and
—	the amortization of acquisition-related intangible assets of $32 million ($23 million after tax).

All of the above adjusting items were recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is charged to the operating groups.

The impact of adjusting items for comparative periods is summarized in the Non-GAAP Measures section.

Caution

This Operating Segment Overview section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements that follows.

This Operating Segment Overview section contains adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

2 • BMO Financial Group Third Quarter Report 2013

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of August 27, 2013. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2013, as well as the audited consolidated financial statements for the year ended October 31, 2012, and Management’s Discussion and Analysis for fiscal 2012. The material that precedes this section comprises part of this MD&A.

The annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

4	Summary Data – Reported		16	Summary Quarterly Earnings Trends
5	Summary Data – Adjusted		18	Balance Sheet
6	Caution Regarding Forward-Looking Statements		18	Capital Management
7	Economic Review and Outlook		20	Eligible Dividends Designation
7	Other Value Measures		20	Transactions with Related Parties
7	Foreign Exchange		20	Off-Balance Sheet Arrangements
8	Net Income		20	Accounting Policies and Critical Accounting Estimates
9	Revenue		20	Future Changes in Accounting Policies
	9	Net Interest Income	21	U.S. Regulatory Developments
	10	Non-Interest Revenue	21	Select Financial Instruments
10	Non-Interest Expense		21	Select Geographic Exposures
10	Income Taxes		26	Review of Operating Groups’ Performance
11	Risk Management			26	Operating Groups’ Summary Income Statements and Statistics for Q3-2013
	11	Provisions for Credit Losses		27	Personal and Commercial Banking (P&C)
	12	Impaired Loans			27	Personal and Commercial Banking Canada (P&C Canada)
	12	Real Estate Secured Lending			29	Personal and Commercial Banking U.S. (P&C U.S.)
	12	Market Risk		30	Private Client Group (PCG)
	13	Liquidity and Funding Risk		31	BMO Capital Markets
	14	Credit Rating		32	Corporate Services, Including Technology and Operations
	14	Insurance Risk	34		Non-GAAP Measures
	15	Information Management and Security Risk	36		Other Investor and Media Information
	15	Derivative Transactions

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at July 31, 2013, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended July 31, 2013, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group Third Quarter Report 2013 • 3

Summary Data – Reported	Table 1

(Canadian $ in millions, except as noted)	Q3-2013	Q3-2012	% Increase (Decrease) vs Q3-2012	Q2-2013	% Increase (Decrease) vs Q2-2013	YTD-2013	YTD-2012	% Increase (Decrease) vs YTD-2012

Summary Income Statement
Net interest income	2,146	2,225	(3)	2,098	2	6,460	6,663	(3)
Non-interest revenue	1,904	1,653	15	1,846	3	5,615	5,291	6
Revenue	4,050	3,878	4	3,944	3	12,075	11,954	1
Specific provision for credit losses	57	229	(75)	175	(67)	410	546	(25)
Collective provision for (recovery of) credit losses	20	8	+100	(30)	+100	(10)	27	(+100)
Total provision for credit losses	77	237	(68)	145	(47)	400	573	(30)
Non-interest expense	2,542	2,484	2	2,568	(1)	7,700	7,537	2
Provision for income taxes	294	187	58	256	15	815	737	11
Net income	1,137	970	17	975	17	3,160	3,107	2
Attributable to bank shareholders	1,121	951	18	957	17	3,108	3,051	2
Attributable to non-controlling interest in subsidiaries	16	19	(18)	18	(17)	52	56	(7)
Net income	1,137	970	17	975	17	3,160	3,107	2

Common Share Data ($ except as noted)
Earnings per share	1.68	1.42	18	1.42	18	4.63	4.56	2
Dividends declared per share	0.74	0.70	6	0.74	-	2.20	2.10	5
Book value per share	42.38	39.43	7	41.73	2	42.38	39.43	7
Closing share price	63.87	57.44	11	63.19	1	63.87	57.44	11
Total market value of common shares ($ billions)	41.3	37.2	11	41.0	1	41.3	37.2	11
Dividend yield (%)	4.6	4.9	nm	4.7	nm	4.6	4.9	nm
Price-to-earnings ratio (times)	10.3	10.1	nm	10.6	nm	10.3	10.1	nm
Market-to-book value (times)	1.5	1.5	nm	1.5	nm	1.5	1.5	nm

Financial Measures and Ratios (%)
Return on equity	15.6	14.5	1.1	14.2	1.4	14.9	15.9	(1.0)
Revenue growth	4	17	nm	-	nm	1	18	nm
Non-interest expense growth	2	12	nm	3	nm	2	19	nm
Efficiency ratio	62.8	64.1	(1.3)	65.1	(2.3)	63.8	63.1	0.7
Operating leverage	2.2	4.9	nm	(3.2)	nm	(1.2)	(1.4)	nm
Net interest margin on earning assets	1.75	1.88	(0.13)	1.79	(0.04)	1.80	1.94	(0.14)
Effective tax rate	20.6	16.2	4.4	20.8	(0.2)	20.5	19.2	1.3
Return on average assets	0.80	0.68	0.12	0.71	0.09	0.75	0.75	-
Provision for credit losses-to-average loans and acceptances (annualized)	0.11	0.38	(0.27)	0.22	(0.11)	0.20	0.31	(0.11)
Gross impaired loans and acceptances-to-equity and allowance for credit losses	8.14	9.15	(1.01)	8.80	(0.66)	8.14	9.15	(1.01)

Value Measures (% except as noted)
Average annual three year total shareholder return	5.4	7.1	(1.7)	4.9	0.5	5.4	7.1	(1.7)
Twelve month total shareholder return	16.5	0.5	16.0	13.0	3.5	16.5	0.5	16.0
Net economic profit ($ millions)	382	278	38	263	45	963	1,078	(11)

Balance Sheet (as at $ billions)
Assets	549	542	1	555	(1)	549	542	1
Net loans and acceptances	272	251	8	264	3	272	251	8
Deposits	358	329	9	358	-	358	329	9
Common shareholders’ equity	27.4	25.5	7	27.1	1	27.4	25.5	7
Cash and securities-to-total assets ratio (%)	30.8	31.3	(0.5)	30.1	0.7	30.8	31.3	(0.5)

Capital Ratios (%)	Basel III	Basel II		Basel III		Basel III	Basel II
Common Equity Tier 1 Capital Ratio	9.6	10.3	nm	9.7	(0.1)	9.6	10.3	nm
Tier 1 Capital Ratio	11.2	12.4	nm	11.3	(0.1)	11.2	12.4	nm
Total Capital Ratio	13.5	14.8	nm	13.7	(0.2)	13.5	14.8	nm

Net Income by Operating Group
P&C Canada	497	459	9	430	16	1,385	1,333	4
P&C U.S.	153	139	10	155	(1)	490	440	11
Personal and Commercial Banking	650	598	9	585	11	1,875	1,773	6
Private Client Group	218	109	100	141	54	522	360	45
BMO Capital Markets	280	250	12	275	2	865	707	22
Corporate Services, including Technology and Operations (T&O)	(11)	13	(+100)	(26)	53	(102)	267	(+100)
BMO Financial Group net income	1,137	970	17	975	17	3,160	3,107	2

nm – not meaningful

4 • BMO Financial Group Third Quarter Report 2013

Summary Data – Adjusted (1)	Table 2

(Canadian $ in millions, except as noted)	Q3-2013	Q3-2012	% Increase (Decrease) vs Q3-2012	Q2-2013	% Increase (Decrease) vs Q2-2013	YTD-2013	YTD-2012	% Increase (Decrease) vs YTD-2012

Adjusted Summary Income Statement
Net interest income	1,993	2,012	(1)	1,923	4	5,920	6,073	(3)
Non-interest revenue	1,899	1,665	14	1,836	3	5,592	5,074	10
Revenue	3,892	3,677	6	3,759	4	11,512	11,147	3
Specific provision and total provision for credit losses	13	116	(89)	110	(88)	219	358	(39)
Non-interest expense	2,458	2,342	5	2,402	2	7,324	7,077	3
Provision for income taxes	285	206	39	250	14	795	745	7
Net income	1,136	1,013	12	997	14	3,174	2,967	7
Attributable to bank shareholders	1,120	994	13	979	15	3,122	2,911	7
Attributable to non-controlling interest in subsidiaries	16	19	(18)	18	(17)	52	56	(7)
Net income	1,136	1,013	12	997	14	3,174	2,967	7

Adjusted Common Share Data ($)
Earnings per share	1.68	1.49	13	1.46	15	4.65	4.35	7

Adjusted Financial Measures and Ratios (%)
Return on equity	15.6	15.2	0.4	14.5	1.1	15.0	15.2	(0.2)
Revenue growth	6	9	nm	1	nm	3	11	nm
Non-interest expense growth	5	13	nm	2	nm	3	16	nm
Efficiency ratio	63.2	63.7	(0.5)	63.9	(0.7)	63.6	63.5	0.1
Operating leverage	0.9	(4.4)	nm	(1.0)	nm	(0.2)	(5.1)	nm
Net interest margin on earning assets	1.63	1.70	(0.07)	1.64	(0.01)	1.65	1.77	(0.12)
Effective tax rate	20.1	16.9	3.2	20.0	0.1	20.0	20.1	(0.1)
Provision for credit losses-to-average loans and acceptances (annualized)	0.02	0.20	(0.18)	0.18	(0.16)	0.12	0.22	(0.10)

Adjusted Net Income By Operating Group
P&C Canada	500	462	8	431	16	1,392	1,341	4
P&C U.S.	165	155	6	168	(1)	528	488	8
Personal and Commercial Banking	665	617	8	599	11	1,920	1,829	5
Private Client Group	225	114	97	148	52	542	376	44
BMO Capital Markets	281	250	13	276	2	867	707	23
Corporate Services, including T&O	(35)	32	(+100)	(26)	(40)	(155)	55	(+100)
BMO Financial Group net income	1,136	1,013	12	997	14	3,174	2,967	7
(1)	The above results and statistics are presented on an adjusted basis. These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

BMO Financial Group Third Quarter Report 2013 • 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion below, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Effective the first quarter of 2013, our regulatory capital, risk-weighted assets and regulatory capital ratios have been calculated pursuant to the Capital Adequacy Requirement (CAR) Guideline released by the Office of the Superintendent of Financial Institutions (OSFI) in December 2012 to implement the Basel III Accord in Canada. When calculating the pro-forma impact of Basel III on our regulatory capital (including capital deductions and qualifying and grandfathered ineligible capital), risk-weighted assets and regulatory capital ratios in prior periods, we assumed that our interpretation of OSFI’s draft implementation guideline of rules and amendments announced by the Basel Committee on Banking Supervision (BCBS), and our models used to assess those requirements, were consistent with the final requirements that would be promulgated by OSFI. We have not recalculated our pro-forma Basel III regulatory capital, risk-weighted assets or capital ratios based on the CAR Guideline and references to Basel III pro-forma items refer to these items as previously estimated.

Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default will be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the future risk of credit losses in our credit protection vehicle and risk of loss to Bank of Montreal included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges into which Bank of Montreal has entered.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Review and Outlook section of this interim MD&A.

6 • BMO Financial Group Third Quarter Report 2013

Economic Review and Outlook

The Canadian economy is growing modestly, held back by slower household borrowing, a moderation in housing market activity and tighter fiscal policies. Weak global demand and a strong currency continue to impact exports. The Eurozone economy is showing some signs of emerging from its lengthy recession, while China’s economy has weakened in response to government policies to restrain credit growth and reduce the risk of financial imbalances. In the year ahead, Canadian consumer spending is projected to grow moderately, while residential construction should decline somewhat further. However, exports are expected to increase as U.S. demand improves, while business investment should strengthen in response to low commercial real estate vacancy rates and ongoing development of energy resources. Buoyant business loan growth should partly offset slowing consumer credit and residential mortgages. GDP growth is expected to increase from 1.6% in 2013 to 2.3% in 2014. The unemployment rate is projected to decline to 6.8% next year, below the average of the past decade. The Canadian dollar will likely trade below parity with the U.S. dollar this year, held back by the sizeable trade deficit. Modest growth and low inflation should encourage the Bank of Canada to keep overnight lending rates at 1% until the second half of 2014.

The U.S. economy has been restrained by restrictive fiscal policies. However, private domestic demand is improving, with automobile and home sales at a five-year high and job growth firming. Improved household finances, easier credit conditions and pent-up replacement demand for motor vehicles should lead to stronger economic growth in the second half of 2013. Increased shale-energy output will continue to support activity in several states, including Texas and North Dakota, while the impact of fiscal restraint should diminish as the federal budget deficit declines. GDP growth is projected to increase from 1.8% in 2013 to 3.0% in 2014. The unemployment rate is expected to decline from 7.5% this year to 6.8% next year. The Federal Reserve will likely maintain its low interest-rate policy until mid-2015, while continuing to purchase fixed-income securities, albeit at a slower pace, into next year to supress long-term interest rates.

Similar to the national economy, the U.S. Midwest economy is growing modestly. It is expected to strengthen in response to rising automotive production, a rebound in agricultural output following last year’s drought, and, indirectly, a resurgent energy sector.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Other Value Measures

BMO’s average annual total shareholder returns for the one-year, three-year and five-year periods ending July 31, 2013, were 16.5%, 5.4% and 11.7%, respectively.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, recoveries of credit losses and income taxes were increased relative to the second quarter of 2013, the third quarter of 2012 and the prior year to date by the strengthening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, increased by 2.0% from a year ago and from the average of the second quarter. The average rate for the year to date increased by 0.9% from a year ago. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.

Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results	Table 3

(Canadian $ in millions, except as noted)	Q3-2013		YTD-2013 vs YTD-2012
	vs Q3-2012	vs Q2-2013
Canadian/U.S. dollar exchange rate (average)
Current period	1.0385	1.0385	1.0172
Prior period	1.0180	1.0180	1.0078

Effects on reported results
Increased (decreased) net interest income	16	16	22
Increased (decreased) non-interest revenue	12	12	13
Increased (decreased) revenues	28	28	35
Decreased (increased) expenses	(18)	(18)	(24)
Decreased (increased) provision for credit losses	2	2	-
Decreased (increased) income taxes	(1)	(1)	(2)
Increased (decreased) net income before hedging impact	11	11	9
Hedging losses	(9)	(5)	(15)
Income taxes thereon	2	1	4
Increased (decreased) net income	4	7	(2)

Effects on adjusted results
Increased (decreased) net interest income	13	13	18
Increased (decreased) non-interest revenues	12	12	13
Increased (decreased) revenues	25	25	31
Decreased (increased) expenses	(16)	(16)	(23)
Decreased (increased) provision for credit losses	3	3	2
Decreased (increased) income taxes	(1)	(1)	(1)
Increased (decreased) adjusted net income before hedging impact	11	11	9
Hedging losses	(9)	(5)	(15)
Income taxes thereon	2	1	4
Increased (decreased) adjusted net income	4	7	(2)

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

At the start of each quarter, BMO assesses whether to enter into hedging transactions that are designed to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations, but only within that quarter.

The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of any underlying future hedging transactions.

BMO Financial Group Third Quarter Report 2013 • 7

Net Income

Q3 2013 vs Q3 2012

Net income was $1,137 million for the third quarter of 2013, up $167 million or 17% from a year ago. Earnings per share were $1.68, up 18% from $1.42 a year ago.

Adjusted net income was $1,136 million, up $123 million or 12% from a year ago. Adjusted earnings per share were $1.68, up 13% from $1.49 a year ago. Adjusted results and items excluded in determining adjusted results are disclosed in detail in the preceding Adjusted Net Income section and in the Non-GAAP Measures section, together with comments on the uses and limitations of such measures.

On an adjusted basis, revenues increased by more than expenses, with particularly strong growth in non-interest revenue, and provisions for credit losses declined. P&C Canada had good results, driven by higher balance and fee volumes across most products and lower provisions for credit losses, partially offset by the impact of lower net interest margin and increased expenses. PCG produced strong results, benefiting from higher Insurance net income as well as a 37% increase from the traditional wealth businesses due to growth in client assets and increased transaction volumes. BMO Capital Markets adjusted net income improved from a year ago, driven by good performance across our diversified businesses. Increases in trading revenue and equity underwriting more than offset a decline in mergers and acquisitions and in interest-rate-sensitive businesses and higher employee costs. P&C U.S. results also increased due to the benefits of lower provisions for credit losses and reduced expenses, partially offset by lower revenues. Corporate Services adjusted results declined due to lower revenues and higher expenses and low taxes a year ago, partially offset by higher recoveries of credit losses.

Q3 2013 vs Q2 2013

Net income increased $162 million or 17% and earnings per share increased $0.26 or 18%. Adjusted net income increased $139 million or 14%, and adjusted earnings per share increased $0.22 or 15%.

Adjusted net income grew due to higher revenues and lower provisions for credit losses, partially offset by increased expenses. Net income growth was driven by strong growth in P&C Canada and PCG. P&C Canada adjusted net income increased due to higher revenues as a result of higher balance and fee volumes across most products and three extra days, and lower provisions for credit losses, partially offset by increased expenses. PCG overall results were significantly higher due to improved results in its Insurance business as well as 16% growth in its traditional wealth businesses. BMO Capital Markets results grew, as higher revenues more than offset higher expenses and increased provisions for credit losses. P&C U.S. adjusted net income declined due to reduced revenue, primarily due to a decline in net interest margin, partially offset by lower provisions for credit losses. Corporate Services adjusted results declined due to lower revenues and higher expenses and taxes, partially offset by higher recoveries of credit losses.

Q3 YTD 2013 vs Q3 YTD 2012

Net income increased $53 million or 2% to $3,160 million and earnings per share were $4.63, up $0.07 or 2% from a year ago.

Adjusted net income increased $207 million or 7% to $3,174 million. Adjusted earnings per share were $4.65, up $0.30 or 7% from a year ago. On an adjusted basis, there was strong growth in PCG and BMO Capital Markets and good growth in P&C Canada and P&C U.S. Adjusted net income in Corporate Services was lower relative to the same period a year ago.

The foregoing Net Income section contains adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

8 • BMO Financial Group Third Quarter Report 2013

Revenue

Total revenue of $4,050 million increased $172 million from the third quarter last year. Adjusted revenue increased $215 million or 6% to $3,892 million. P&C Canada had good results, driven by higher balance and fee volumes across most products, partially offset by the impact of lower net interest margin. Revenue significantly increased in PCG due to higher Insurance revenue and a 12% increase in its traditional wealth businesses. Revenue was higher in BMO Capital Markets as increases in trading revenue and equity underwriting more than offset a decline in mergers and acquisitions and in interest-rate-sensitive businesses. P&C U.S. revenues decreased as the effect of loan growth was more than offset by the effects of lower net interest margin, reductions in certain loan portfolios and lower deposit fees. Corporate Services’ adjusted revenues decreased primarily due to a higher group taxable equivalent basis (teb) offset in the current quarter. The stronger U.S. dollar increased adjusted revenue growth by less than 1%, net of hedging impacts.

Revenue increased $106 million or 3% from the second quarter. Adjusted revenue increased $133 million or 4%. P&C Canada had strong revenue growth, due to the effects of higher balance and fee volumes across most products and three extra days. PCG revenue increased significantly, with higher Insurance revenue and record results in the traditional wealth businesses. Revenue grew in BMO Capital Markets, driven by strong client-driven trading performance and better equity and debt underwriting, which more than offset a reduction in merger and acquisition revenues and lower investment securities gains. P&C U.S. revenues decreased on a U.S. dollar basis primarily due to a decline in net interest margin. Adjusted revenues decreased in Corporate Services primarily due to a higher group teb offset in the current quarter. The stronger U.S. dollar increased adjusted revenue growth by less than 1%, net of hedging impacts.

Revenue for the year to date increased $121 million or 1% and adjusted revenue increased $365 million or 3%. P&C Canada revenues increased modestly due to the effects of higher balance and fee volumes across most products, partially offset by the impact of lower net interest margin. PCG revenue increased significantly due to higher Insurance results and increased traditional wealth revenue from growth across most businesses. There was growth in BMO Capital Markets, driven by higher trading revenue and investment banking fees. There was a reduction in P&C U.S. revenues as the benefits of increased commercial loans and fees and higher gains on the sales of newly originated mortgages were more than offset by the effects of lower net interest margin and reductions in deposit fees and securities gains. Corporate Services adjusted revenues declined with half of the decrease due to a higher group teb offset and the remaining half due to lower revenue from a variety of items, none of which were individually significant. The stronger U.S. dollar increased adjusted revenue growth by less than 1%, net of hedging impacts.

Changes in net interest income and non-interest revenue are reviewed in the sections that follow.

This section contains adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

Net Interest Income

Net interest income decreased $79 million or 3% from a year ago to $2,146 million in the third quarter of 2013. Adjusted net interest income excludes amounts for the recognition of a portion of the credit mark on the M&I purchased performing loan portfolio. Adjusted net interest income decreased $19 million or 1% to $1,993 million.

BMO’s overall net interest margin decreased on a reported basis by 13 basis points from a year ago to 1.75%. Adjusted net interest margin decreased by 7 basis points to 1.63%. Changes are discussed in the Review of Operating Groups’ Performance section.

Average earning assets in the third quarter of 2013 increased $15 billion or 3% relative to a year ago, including a $4 billion increase as a result of the stronger U.S. dollar. There was strong growth in P&C Canada and PCG and good growth in P&C U.S., with modest growth in BMO Capital Markets and a reduction in Corporate Services.

Relative to the second quarter, net interest income increased $48 million or 2%. Adjusted net interest income increased $70 million or 4%, in part due to three more days in the current quarter.

BMO’s overall net interest margin decreased by 4 basis points from the second quarter. Adjusted net interest margin decreased by just 1 basis point.

Average earning assets increased $6 billion or 1% from the second quarter, of which $4 billion related to the stronger U.S. dollar. There was good growth in P&C Canada, with moderate increases in the other operating groups and a reduction in Corporate Services.

Year to date, net interest income decreased $203 million or 3%. Adjusted net interest income decreased $153 million or 3% to $5,920 million, due to lower net interest margin.

BMO’s overall net interest margin decreased by 14 basis points to 1.80%. On an adjusted basis, net interest margin decreased by 12 basis points to 1.65%.

Average earning assets for the year to date increased $22 billion or 5%, including a $2 billion increase as a result of the stronger U.S. dollar. There was strong growth in P&C Canada, PCG and BMO Capital Markets, good growth in P&C U.S., and a reduction in Corporate Services.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures.

BMO Financial Group Third Quarter Report 2013 • 9

Adjusted Net Interest Margin on Earning Assets (teb)*	Table 4

(In basis points)	Q3-2013	Q3-2012	% Increase (Decrease) vs Q3-2012	Q2-2013	% Increase (Decrease) vs Q2-2013	YTD-2013	YTD-2012	% Increase (Decrease) vs YTD-2012
P&C Canada	258	276	(18)	259	(1)	261	283	(22)
P&C U.S.	401	442	(41)	417	(16)	413	443	(30)
Personal and Commercial Banking	294	318	(24)	301	(7)	300	326	(26)
Private Client Group	294	291	3	286	8	290	324	(34)
BMO Capital Markets	69	63	6	61	8	63	64	(1)
Corporate Services, including T&O**	nm	nm	nm	nm	nm	nm	nm	nm
Total BMO adjusted net interest margin (1)	163	170	(7)	164	(1)	165	177	(12)
Total BMO reported net interest margin	175	188	(13)	179	(4)	180	194	(14)
Total Canadian Retail (reported and adjusted)***	259	275	(16)	258	1	260	283	(23)

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.
**	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.
***	Total Canadian retail margin represents the net interest margin of the combined Canadian businesses of P&C Canada and Private Client Group.
(1)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.
nm	- not meaningful

Non-Interest Revenue

Non-interest revenue increased $251 million or 15% from the third quarter a year ago to $1,904 million. Adjusted non-interest revenue increased $234 million or 14% to $1,899 million. Adjusting items in non-interest revenue relate to the run-off of structured credit activities, which are reflected in trading revenues recorded in Corporate Services. There were significant increases in insurance revenues, due to favourable movements in long-term interest rates and increases in trading and mutual fund revenues. Most other types of non-interest revenue were also up, with the exception of underwriting fees, and there were no securities gains in the current quarter.

Relative to the second quarter, non-interest revenue increased $58 million or 3%, and adjusted non-interest revenue increased $63 million or 3%. Insurance revenues were up $79 million, primarily due to favourable movements in long-term interest rates. There were also increases in most other types of non-interest revenue. Non-interest trading revenues were lower, despite higher overall trading revenues, and there were no securities gains in the current quarter.

Year to date, non-interest revenue increased $324 million or 6% to $5,615 million. Adjusted non-interest revenue increased $518 million or 10% to $5,592 million. There were significant increases in trading revenues, insurance revenues, mutual fund revenues and lending fees. Most other categories of non-interest revenue were also up, with the exception of deposit and payment service charges and securities gains.

Non-interest revenue is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Non-Interest Expense

Non-interest expense increased $58 million or 2% from the third quarter a year ago to $2,542 million. Adjusted non-interest expense increased $116 million or 5% to $2,458 million primarily due to higher employee-related costs, including continued investment in the business with increases in front-line roles, higher revenue-based costs in line with revenue growth, and higher severance and technology costs. The stronger U.S. dollar increased adjusted non-interest expense growth by less than 1%.

Relative to the second quarter, non-interest expense decreased $26 million or 1%. Adjusted non-interest expense increased $56 million or 2%, primarily due to three more days and higher employee-related costs, including continued investment in the business and growth in revenue-based costs. The stronger U.S. dollar increased adjusted non-interest expense growth by less than 1%.

Year-over-year operating leverage on a reported basis was 2.2% and adjusted operating leverage was 0.9%. Quarter-over-quarter operating leverage on a reported basis was 3.7% and adjusted operating leverage was 1.2%.

Non-interest expense for the year to date increased $163 million or 2% to $7,700 million. Adjusted non-interest expense increased $247 million or 3% to $7,324 million, primarily due to higher employee-related costs, including higher revenue-based costs in line with revenue growth, and higher benefit and pension costs. We continued to invest in the business, including increased technology costs. These factors were partially offset by benefits from a continued focus on productivity. The stronger U.S. dollar increased adjusted non-interest expense growth by less than 1%.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $294 million increased $107 million from the third quarter of 2012 and increased $38 million from the second quarter of 2013. The effective tax rate for the quarter was 20.6%, compared with 16.2% a year ago and 20.8% in the second quarter.

The adjusted provision for income taxes of $285 million increased $79 million from a year ago and increased $35 million from the second quarter. The adjusted effective tax rate was 20.1% in the current quarter, compared with 16.9% in the third quarter of 2012 and 20.0% in the second quarter of 2013. The higher adjusted tax rate in the current quarter relative to the third quarter of 2012 was primarily due to lower recoveries of prior periods’ income taxes and a change in Ontario statutory tax rates that resulted in a positive revaluation of deferred tax assets in 2012. The adjusted tax rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

10 • BMO Financial Group Third Quarter Report 2013

Risk Management

Our risk management practices and key measures have not changed significantly from those outlined on pages 75 to 92 of BMO’s 2012 annual MD&A.

Provisions for Credit Losses

Q3 2013 vs Q3 2012

The provision for credit losses (PCL) was $77 million, a decrease of $160 million from the prior year. Adjusted PCL was $13 million, a decrease of $103 million. Adjusting items this quarter included a $44 million specific provision on the M&I purchased performing loan portfolio and a $20 million increase in the collective allowance related to the Canadian loan portfolios. The decrease in adjusted PCL was mainly due to lower provisions in P&C Canada and P&C U.S., coupled with higher recoveries of credit losses on the M&I purchased credit impaired loan portfolio in Corporate Services.

P&C Canada provisions of $126 million decreased by $21 million mainly due to lower provisions in the consumer portfolio. PCG provisions decreased by $6 million due to higher recoveries of previously written-off amounts. BMO Capital Markets provisions were relatively stable year over year. P&C U.S. provisions of $40 million decreased by $36 million, due to lower provisions in the commercial portfolio resulting from lower new reservations and higher recoveries of previously written-off amounts. Corporate Services adjusted recoveries of credit losses increased $42 million, including higher recoveries on the M&I purchased credit impaired loan portfolio.

Q3 2013 vs Q2 2013

The PCL decreased $68 million from the prior quarter. Adjusted PCL was down $97 million from the prior quarter mainly due to lower provisions in P&C Canada and P&C U.S., coupled with higher recoveries of credit losses on the M&I purchased credit impaired loan portfolio in Corporate Services.

P&C Canada provisions decreased by $28 million, with lower provisions in both the consumer and commercial portfolios. PCG provisions were relatively stable quarter over quarter. BMO Capital Markets provisions increased by $8 million. P&C U.S. provisions decreased by $15 million, primarily due to lower provisions in the commercial portfolio, driven by lower new reservations and higher recoveries from previously written-off amounts. Corporate Services adjusted recoveries of credit losses increased $60 million including higher recoveries on the M&I purchased credit impaired loan portfolio.

Provision for Credit Losses	Table 5

(Canadian $ in millions, except as noted)	Q3-2013	Q2-2013	Q3-2012	YTD-2013	YTD-2012
New specific provisions	358	407	484	1,183	1,354
Reversals of previously established allowances	(72)	(49)	(59)	(203)	(192)
Recoveries of loans previously written-off	(229)	(183)	(196)	(570)	(616)
Specific provision for credit losses	57	175	229	410	546
Increase (decrease) in collective allowance	20	(30)	8	(10)	27
Provision for credit losses (PCL)	77	145	237	400	573
Adjusted provision for credit losses (1)	13	110	116	219	358
PCL as a % of average net loans and acceptances (annualized) (2)	0.11	0.22	0.38	0.20	0.31
PCL as a % of average net loans and acceptances excluding purchased portfolios (annualized) (2) (3)	0.30	0.31	0.39	0.29	0.43
Specific PCL as a % of average net loans and acceptances (annualized)	0.08	0.27	0.37	0.21	0.30
Adjusted specific PCL as a % of average net loans and acceptances (annualized) (1)	0.02	0.18	0.20	0.12	0.22

(1)	Adjusted provision for credit losses excludes provisions related to the M&I purchased performing loan portfolio and changes in the collective allowance.
(2)	Certain ratios for 2012 were restated in the first quarter of 2013 to conform to the reclassified balance sheet presentation.
(3)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons.

This table contains adjusted results and measures, which are Non-GAAP. Please see the Non-GAAP Measures section.

Provision for Credit Losses by Operating Group (1)	Table 6

(Canadian $ in millions, except as noted)	Q3-2013	Q2-2013	Q3-2012	YTD-2013	YTD-2012
P&C Canada	126	154	147	408	469
P&C U.S.	40	55	76	127	199
Personal and Commercial Banking	166	209	223	535	668
Private Client Group	(1)	1	5	2	11
BMO Capital Markets	2	(6)	—	(19)	10
Corporate Services, including T&O (2) (3)
Impaired real estate loan portfolio	(14)	13	6	7	46
Purchased credit impaired loans	(140)	(107)	(118)	(306)	(377)
Adjusted provision for credit losses	13	110	116	219	358
Specific provisions on purchased performing loans (3)	44	65	113	191	188
Change in collective allowance	20	(30)	8	(10)	27
Provision for credit losses	77	145	237	400	573

(1)	Effective Q1–2013, provisions in the operating groups are reported on an actual loss basis and interest on impaired loans are allocated to the operating groups. Prior periods have been restated accordingly.
(2)	Corporate Services includes the provision for credit losses in respect of loans transferred from P&C U.S. to Corporate Services in Q3-2011.
(3)	Provisions for the purchased performing and credit impaired loan portfolios are reported under Corporate Services.

This table contains adjusted results or measures, which are Non-GAAP. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2013 • 11

Impaired Loans

Total gross impaired loans were $2,650 million at the end of the current quarter, down from $2,848 million in the second quarter of 2013 and from $2,867 million a year ago. The stronger U.S. dollar raised gross impaired loans by $35 million relative to the second quarter of 2013 and $43 million relative to a year ago. Included in the amount above at the end of the quarter was $1,020 million of gross impaired loans related to acquired portfolios, of which $151 million is subject to a loss-sharing agreement with the Federal Deposit Insurance Corporation that expires in 2015 for commercial loans and in 2020 for retail loans.

Impaired loan formations (excluding the M&I purchased performing loan portfolio) totalled $399 million in the current quarter, up from $347 million in the second quarter of 2013 and down from $405 million a year ago. Impaired loan formations related to the M&I purchased performing loan portfolio were $211 million in the current quarter, compared with $248 million in the second quarter of 2013 and $386 million a year ago.

Changes in Gross Impaired Loans and Acceptances (GIL) (1)	Table 7

(Canadian $ in millions, except as noted)	Q3-2013	Q2-2013	Q3-2012	YTD-2013	YTD-2012
GIL, beginning of period	2,848	2,912	2,837	2,976	2,685
Additions to impaired loans and acceptances	610	595	791	1,835	2,314
Reductions in impaired loans and acceptances (2)	(589)	(443)	(458)	(1,491)	(1,264)
Write-offs (3)	(219)	(216)	(303)	(670)	(868)
GIL, end of period	2,650	2,848	2,867	2,650	2,867
GIL as a % of gross loans and acceptances (4)	0.97	1.08	1.14	0.97	1.14
GIL as a % of gross loans and acceptances excluding purchased portfolios (4) (5)	0.64	0.73	0.85	0.64	0.85
GIL as a % of equity and allowances for credit losses	8.14	8.80	9.15	8.14	9.15
GIL as a % of equity and allowances for credit losses excluding purchased portfolios (5)	5.04	5.56	6.24	5.04	6.24
(1)	GIL excludes purchased credit impaired loans.
(2)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and effects for consumer write-offs which have not been recognized in formations.
(3)	Excludes certain loans that are written-off directly and not classified as new formations ($91 million in Q3-2013; $92 million in Q2-2013; and $106 million in Q3-2012).
(4)	Certain ratios for 2012 were restated in the first quarter of 2013 to conform to the reclassified balance sheet presentation.
(5)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons.

This table contains adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

Real Estate Secured Lending

Residential mortgage and home equity line of credit (HELOC) exposures are areas of interest in the current environment. BMO regularly performs stress testing on its mortgage and HELOC portfolios to evaluate the potential impact of tail events. These stress tests incorporate moderate to severe adverse scenarios. The resulting credit losses vary depending on the severity of the scenario and are considered to be manageable.

In 2012, new residential real estate lending rules were introduced for federally regulated lenders in Canada including restrictions on loan-to-value (LTV) for revolving HELOCs, waiver of confirmation of income, debt service ratio maximums, as well as maximum amortization of 25 years and maximum home value of $1 million for high ratio insured mortgages (LTV greater than 80%). The regulatory changes resulted in some adjustments to loan underwriting practices including reducing the maximum LTV on revolving HELOCs to 65% from 80% previously.

Market Risk

Total Trading Value at Risk (VaR) increased over the quarter largely because of less diversification benefit, increased market volatility and moderately higher exposures in equity and credit. The available-for-sale (AFS) VaR increase is the result of additional asset holdings and the impact of higher interest rates.

Total Trading Stressed VaR increased with additional commodity and credit exposures partly offset by reduced interest rate risk, broadly reflecting the changes in Total Trading VaR for the quarter.

There were no significant changes in our structural market risk management practices during the quarter. Structural Market Value Exposure (MVE) is driven by rising interest rates and primarily reflects a lower market value for fixed-rate loans. Structural Earnings Volatility (EV) is driven by falling interest rates and primarily reflects the risk of prime-based loans repricing at lower rates. MVE and economic value exposures under rising interest rate scenarios decreased from the prior quarter primarily due to higher short term asset sensitivity and lower seasonal mortgage commitment volume. EV and earnings exposures under falling interest rate scenarios increased from the prior quarter due to higher short term asset sensitivity.

BMO’s market risk management practices and key measures are outlined on pages 82 to 86 of BMO’s 2012 Annual Report.

12 • BMO Financial Group Third Quarter Report 2013

Total Trading Value at Risk (VaR) Summary ($ in millions)* **	Table 8

	For the quarter ended July 31, 2013				As at April 30, 2013	As at October 31, 2012
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end
Commodity VaR	(0.6)	(0.5)	(1.0)	(0.2)	(0.3)	(0.6)
Equity VaR	(7.3)	(6.6)	(8.5)	(5.3)	(5.9)	(6.6)
Foreign Exchange VaR	(0.7)	(1.1)	(2.2)	(0.5)	(1.0)	(0.2)
Interest Rate VaR	(3.7)	(4.3)	(9.4)	(2.3)	(5.4)	(4.5)
Credit VaR	(5.1)	(4.8)	(5.6)	(4.1)	(4.4)	(5.5)
Diversification	7.6	7.6	nm	nm	9.7	6.7
Total Trading VaR	(9.8)	(9.7)	(15.8)	(6.7)	(7.3)	(10.7)
Total AFS VaR	(11.5)	(10.4)	(13.8)	(7.4)	(7.4)	(8.9)
*	Total Trading VaR and AFS VaR above are subject to BMO Capital Markets trading management framework.
**	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
nm	- not meaningful

Total Trading Stressed Value at Risk (VaR) summary ($ in millions)* **	Table 9

	For the quarter ended July 31, 2013				As at April 30, 2013	As at October 31, 2012
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end
Commodity Stressed VaR	(4.5)	(3.1)	(5.2)	(1.1)	(1.9)	(2.1)
Equity Stressed VaR	(10.1)	(10.1)	(16.0)	(6.7)	(10.0)	(10.5)
Foreign Exchange Stressed VaR	(0.9)	(2.8)	(6.3)	(0.9)	(2.0)	(0.3)
Interest Rate Stressed VaR	(8.4)	(8.6)	(13.5)	(4.9)	(10.2)	(11.4)
Credit Stressed VaR	(11.1)	(11.0)	(12.4)	(9.6)	(9.4)	(9.3)
Diversification	19.3	18.9	nm	nm	20.2	18.9
Trading Stressed VaR	(15.7)	(16.7)	(24.1)	(10.6)	(13.3)	(14.7)
*	Stressed VaR is produced weekly.
**	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
nm	- not meaningful

Structural Balance Sheet Market Value Exposure (MVE) and Earnings Volatility (EV) ($ in millions)*	Table 10

(Canadian equivalent)	July 31, 2013	April 30, 2013	October 31, 2012
Market value exposure (MVE) (pre-tax)	(507.6)	(634.8)	(590.6)
12-month earnings volatility (EV) (after tax)	(83.6)	(64.7)	(74.0)
*	Losses are in brackets. Measured at a 99% confidence interval.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ in millions)* **	Table 11

	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (After tax)
(Canadian equivalent)	July 31, 2013	April 30, 2013	October 31, 2012	July 31, 2013	April 30, 2013	October 31, 2012
100 basis point increase	(464.6)	(633.7)	(537.6)	83.3	57.5	20.1
100 basis point decrease	239.2	404.0	402.9	(84.0)	(42.4)	(74.6)

200 basis point increase	(1,003.2)	(1,403.8)	(1,223.1)	139.3	90.2	27.2
200 basis point decrease	345.9	594.1	783.6	(82.1)	(56.4)	(75.1)
*	Losses are in brackets and benefits are presented as positive numbers.
**	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at July 31, 2013, results in an increase in earnings after tax of $83 million and an increase in before tax economic value of $387 million ($102 million and $528 million, respectively, at April 30, 2013; and $94 million and $560 million, respectively, at October 31, 2012). A 100 basis point decrease in interest rates at July 31, 2013, results in a decrease in earnings after tax of $72 million and a decrease in before tax economic value of $468 million ($83 million and $616 million, respectively, at April 30, 2013; and $74 million and $634 million, respectively, at October 31, 2012). These impacts are not reflected in the table above.

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust management framework. There were no material changes in the framework during the quarter.

BMO’s liquid assets are primarily held in our trading businesses and in supplemental liquidity pools that are maintained for contingency purposes. Liquid assets include high-quality assets that are marketable, can be pledged as security for borrowings and can be converted to cash in a time frame that meets our liquidity and funding requirements. As at July 31, 2013, BMO owned liquid assets were $178 billion, compared with $176 billion as at April 30, 2013. The slight increase in liquid assets from April 30, 2013, was primarily attributable to higher security balances offset by lower cash balances. BMO’s cash and securities as a percentage of total assets was 30.8% as at July 31, 2013, compared with 30.1% as at April 30, 2013.

Liquid assets are primarily held at the parent bank level, in our U.S. legal entity BMO Harris Bank and in BMO’s broker/dealer operations in Canada and internationally. In some cases, a portion of those liquid assets have been pledged by certain entities to others in exchange for funding.

In the ordinary course of the bank’s day-to-day business activities, BMO may pledge certain cash and security holdings as collateral to support its trading activities and participation in clearing and payment systems. In addition, BMO may receive highly liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral for trading activities. Net unencumbered liquid assets, defined as BMO owned cash and securities plus eligible collateral received less collateral

BMO Financial Group Third Quarter Report 2013 • 13

encumbered, totalled $153 billion at July 31, 2013, compared with $161 billion at April 30, 2013. BMO may also pledge mortgage and loan assets to raise secured long-term funding.

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets be longer term (typically maturing in two to ten years) to better match the term to maturity for these assets. Wholesale secured and unsecured funding for liquid trading assets is generally shorter term (maturing in less than one year), and is aligned with the liquidity of the assets being funded. Trading assets are subject to haircuts in order to reflect the potential for lower market values during times of market stress. Supplemental liquidity pools are funded with a mix of wholesale term funding to prudently balance the benefits of holding supplemental liquid assets against the cost of funding.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. During the third quarter, BMO issued $7.0 billion of wholesale term funding in Canada and internationally. Total wholesale term funding outstanding was $81.6 billion at July 31, 2013, compared with $77.0 billion at April 30, 2013. The increase was used to refinance upcoming wholesale term funding maturities and fund net asset growth. The bank expects to continue accessing the wholesale term funding markets in 2013, primarily to refinance wholesale term funding maturities and net asset growth that may occur over the course of the year.

BMO’s liquidity and funding management practices and key measures are outlined on pages 86 to 88 of BMO’s 2012 Annual Report.

Asset Liquidity	Table 12

(Canadian $ in millions, except as noted)	July 31, 2013				April 30, 2013
	BMO Owned Assets	Cash & Securities Received	Encumbered (1)	Net Unencumbered	BMO Owned Assets	Cash & Securities Received	Encumbered (1)	Net Unencumbered
Liquid Assets
Cash and securities
Cash and cash equivalents	33,079	-	2,157	30,922	38,446	-	2,257	36,189
Interest bearing deposits with banks	7,531	-	-	7,531	6,230	-	-	6,230
Securities
Government debt	59,275	54,845	70,650	43,470	56,673	61,588	67,412	50,849
Mortgage-backed securities and collateralized mortgage obligations	8,599	1,262	1,141	8,720	7,787	1,827	2,111	7,503
Corporate debt	21,423	1,685	2,658	20,450	21,341	2,198	3,309	20,230
Corporate equity (2)	39,550	27,416	33,679	33,287	36,655	28,732	33,977	31,410
Total securities	128,847	85,208	108,128	105,927	122,456	94,345	106,809	109,992
Total cash and securities (3)	169,457	85,208	110,285	144,380	167,132	94,345	109,066	152,411

NHA mortgage-backed securities (reported as loans at amortized cost) (4)	8,545	-	-	8,545	8,549	-	-	8,549
Total Liquid Assets	178,002	85,208	110,285	152,925	175,681	94,345	109,066	160,960

Bank-Owned Liquid Assets by Legal Entity

(Canadian $ in millions)	July 31, 2013	April 30, 2013
BMO	113,268	102,543
BMO Harris Bank	27,532	36,510
Broker dealers	37,202	36,628
Total Bank-Owned Liquid Assets	178,002	175,681

The bank also pledged mortgages and loans totalling $40.7 billion as at July 31, 2013 ($42.6 billion as April 30, 2013), in support of raising long-term secured funding. Total on- and off-balance sheet pledged and encumbered assets total $150.9 billion as at July 31, 2013 ($151.6 billion as at April 30, 2013).

(1)	Encumbrance refers to the portion of BMO owned assets and cash and securities received that is pledged or encumbered through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks, requirements associated with participation in clearing houses and payment systems and short sales.
(2)	Corporate equity balances are largely hedged.
(3)	Total cash and securities also includes select holdings management believes are not readily available to support the liquidity requirements of the bank. These holdings total $9.2 billion, which includes securities held in BMO’s insurance subsidiary, structured investment vehicle, credit protection vehicle and certain investments held in our merchant banking business.
(4)	Under IFRS, NHA MBS that include BMO originated mortgages as the underlying collateral are classified as loans. Unencumbered NHA MBS securities have liquidity value and are included as liquid assets under the bank’s liquidity and funding management framework.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have other consequences, including those set out in Note 10 to the audited consolidated financial statements on page 143 of BMO’s 2012 Annual Report.

The credit ratings assigned to BMO’s senior debt by the rating agencies are indicative of high-grade, high-quality issues. The ratings are as follows: DBRS (AA); Fitch (AA-); Moody’s (Aa3); and Standard & Poor’s (S&P) (A+).

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at July 31, 2013, the bank would be required to provide additional collateral to counterparties totalling $106 million and $322 million under a one-notch and two-notch downgrade, respectively.

Insurance Risk

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter. BMO’s insurance risk management practices are outlined on page 89 of BMO’s 2012 Annual Report.

14 • BMO Financial Group Third Quarter Report 2013

Information Management and Security Risk

As described in the Operational Risk section on pages 88 to 89 of BMO’s 2012 annual MD&A, information security risks for financial institutions like BMO have increased in recent years. Our operations include online and mobile financial services that feature the secure processing, transmission and storage of confidential information. Given our use of the Internet and reliance on digital technologies, we face cyber security risks, which could include information security risk such as threats of hacking, identity theft and corporate espionage, and denial of service risk such as threats targeted at causing system failure and service disruption. BMO maintains systems and procedures to prevent, monitor, react to and manage cyber security threats. It is possible that we, or those with whom we do business, may not anticipate or implement effective measures against all such security threats because the techniques used change frequently and can originate from a wide variety of sources, which have become increasingly sophisticated. In the event of such an occurrence, BMO may experience losses or reputational damage.

Derivative Transactions

As discussed in the Select Financial Instruments section, the Enhanced Disclosure Task Force has recommended enhanced disclosures in a numbers of areas including counterparty credit risk arising from derivative transactions. With limited exceptions, we utilize the International Swaps and Derivatives Association (ISDA) Master Agreement to document our contractual trading relationships for over-the-counter (OTC) derivatives with our counterparties. ISDA

Master Agreements set out the legal framework and standard terms that apply to all the derivative transactions entered into bilaterally between the parties. In addition to providing “Events of Default” and “Termination Events”, which can lead to the early termination of transactions prior to their maturity date, ISDA Master Agreements also contain rules for the calculation and netting of termination values (also known as “Close-out Amounts”) for transactions between counterparties to produce a single net aggregate amount payable by one party to the other.

Credit Support Annexes (CSAs) are commonly included with ISDA Master Agreements to provide for the exchange of collateral between the parties where one party’s OTC derivatives exposure to the other party exceeds an agreed amount (Threshold). The purpose of collateralization is to mitigate counterparty credit risk. Collateral can be exchanged as initial margin and/or variation margin. CSAs outline, among other things, provisions setting out acceptable collateral types (e.g. government treasuries and cash) and how they will be valued (discounts are often applied to the market values), as well as Thresholds, whether or not the collateral can be re-pledged by the recipient and how interest is calculated.

The following table represents the notional amounts of our OTC derivative contracts comprised of those which are centrally cleared and settled through a designated clearing house and those which are non-centrally cleared. The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

Over-the-Counter Derivatives (Notional amounts)	Table 13

	Non-centrally cleared			Centrally cleared			Total
(Canadian $ in millions, except as noted)	Q3-2013	Q2-2013	Q4-2012	Q3-2013	Q2-2013	Q4-2012	Q3-2013	Q2-2013	Q4-2012
Interest Rate Contracts
Swaps	1,193,149	1,320,998	1,563,766	948,655	685,100	401,410	2,141,804	2,006,098	1,965,176
Forward rate agreements	46,103	87,901	223,482	420,457	421,416	346,266	466,560	509,317	569,748
Purchased options	18,289	18,349	24,015	-	-	-	18,289	18,349	24,015
Written options	22,284	22,745	31,364	-	-	-	22,284	22,745	31,364
Total interest rate contracts	1,279,825	1,449,993	1,842,627	1,369,112	1,106,516	747,676	2,648,937	2,556,509	2,590,303

Foreign Exchange Contracts
Cross-currency swaps	44,325	43,052	30,245	-	-	-	44,325	43,052	30,245
Cross-currency interest rate swaps	244,292	242,791	238,675	-	-	-	244,292	242,791	238,675
Forward foreign exchange contracts	231,202	245,181	217,345	-	-	-	231,202	245,181	217,345
Purchased options	12,883	13,799	8,682	-	-	-	12,883	13,799	8,682
Written options	15,520	14,871	10,588	-	-	-	15,520	14,871	10,588
Total foreign exchange contracts	548,222	559,694	505,535	-	-	-	548,222	559,694	505,535

Commodity Contracts
Swaps	16,001	15,396	15,528	-	-	-	16,001	15,396	15,528
Purchased options	8,413	8,405	9,384	-	-	-	8,413	8,405	9,384
Written options	4,446	4,502	5,479	-	-	-	4,446	4,502	5,479
Total commodity contracts	28,860	28,303	30,391	-	-	-	28,860	28,303	30,391

Total equity contracts	37,113	34,703	30,000	-	-	-	37,113	34,703	30,000

Credit Default Swaps
Purchased	8,582	10,507	11,682	237	25	-	8,819	10,532	11,682
Written	14,769	21,221	24,126	205	-	-	14,974	21,221	24,126
Total credit default swaps	23,351	31,728	35,808	442	25	-	23,793	31,753	35,808
Total	1,917,371	2,104,421	2,444,361	1,369,554	1,106,541	747,676	3,286,925	3,210,962	3,192,037

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this Risk Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2013 • 15

Summary Quarterly Earnings Trends (1)	Table 14

(Canadian $ in millions, except as noted)	Q3-2013	Q2-2013	Q1-2013	Q4-2012	Q3-2012	Q2-2012	Q1-2012	Q4-2011
Total revenue	4,050	3,944	4,081	4,176	3,878	3,959	4,117	3,822
Provision for credit losses – specific (see below)	57	175	178	216	229	195	122	299
Provision for credit losses – collective	20	(30)	-	(24)	8	-	19	63
Non-interest expense	2,542	2,568	2,590	2,701	2,484	2,499	2,554	2,432
Reported net income (see below)	1,137	975	1,048	1,082	970	1,028	1,109	768
Adjusted net income (see below)	1,136	997	1,041	1,125	1,013	982	972	832
Basic earnings per share ($)	1.69	1.43	1.53	1.59	1.42	1.52	1.65	1.12
Diluted earnings per share ($)	1.68	1.42	1.53	1.59	1.42	1.51	1.63	1.11
Adjusted diluted earnings per share ($)	1.68	1.46	1.52	1.65	1.49	1.44	1.42	1.20
Net interest margin on earning assets (%)	1.75	1.79	1.85	1.83	1.88	1.89	2.05	2.01
Adjusted net interest margin on earning assets (%)	1.63	1.64	1.67	1.67	1.70	1.76	1.85	1.78
Effective income tax rate (%)	20.6	20.8	20.2	15.7	16.2	18.7	22.0	25.3
Adjusted effective income tax rate (%)	20.1	20.0	19.9	17.9	16.9	19.5	23.7	20.7
Canadian/U.S. dollar exchange rate (average)	1.04	1.02	1.00	0.99	1.02	0.99	1.01	1.01

Provision for credit losses – specific (2)
P&C Canada	126	154	128	146	147	167	155	178
P&C U.S.	40	55	32	75	76	60	63	71
Personal and Commercial Banking	166	209	160	221	223	227	218	249
Private Client Group	(1)	1	2	11	5	1	5	2
BMO Capital Markets	2	(6)	(15)	(4)	-	19	(9)	12
Corporate Services, including T&O	(110)	(29)	31	(12)	1	(52)	(92)	36
BMO Financial Group provision for credit losses – specific	57	175	178	216	229	195	122	299

Reported net income:
P&C Canada	497	430	458	442	459	433	441	419
P&C U.S.	153	155	182	140	139	142	159	162
Personal and Commercial Banking	650	585	640	582	598	575	600	581
Private Client Group	218	141	163	164	109	147	104	138
BMO Capital Markets	280	275	310	314	250	233	224	156
Corporate Services, including T&O	(11)	(26)	(65)	22	13	73	181	(107)
BMO Financial Group net income	1,137	975	1,048	1,082	970	1,028	1,109	768

Adjusted net income:
P&C Canada	500	431	461	444	462	436	443	422
P&C U.S.	165	168	195	156	155	157	176	179
Personal and Commercial Banking	665	599	656	600	617	593	619	601
Private Client Group	225	148	169	169	114	153	109	143
BMO Capital Markets	281	276	310	315	250	233	224	156
Corporate Services, including T&O	(35)	(26)	(94)	41	32	3	20	(68)
BMO Financial Group adjusted net income	1,136	997	1,041	1,125	1,013	982	972	832

(1)	Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.
(2)	Prior period balances have been restated to reflect a change in accounting allocation methodology for provisions for credit losses. See the Review of Operating Groups’ Performance for more details.

16 • BMO Financial Group Third Quarter Report 2013

Summary Quarterly Earnings Trends (Cont’d).

BMO’s quarterly earnings trends were reviewed in detail on pages 96 and 97 of BMO’s 2012 annual MD&A. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. Table 14 outlines summary results for the fourth quarter of fiscal 2011 through the third quarter of fiscal 2013.

Periodically, certain business lines and units within the business lines are transferred between client operating groups to more closely align BMO’s organizational structure with its strategic priorities. Comparative figures have been restated to conform to the current presentation. In the first quarter of fiscal 2013, we commenced charging provisions for credit losses to the bank’s operating groups based on actual credit losses incurred. Previously we had charged the groups with credit losses based on an expected loss provisioning methodology. Prior period results have been restated accordingly.

We have remained focused on embracing a culture that places the customer at the centre of everything we do. Economic conditions were at times challenging for some of our businesses in late 2011 and 2012, but conditions have improved overall and quarterly adjusted results have generally trended higher over the past two years.

P&C Canada third quarter results continued to benefit from strong volume growth in both the personal and commercial segments, improving provisions for credit losses and this quarter, stable net interest margins with higher fee income. The net income trend in previous quarters has been relatively consistent. Revenue and net income were lower in the second quarter of each year due to three fewer days. In previous quarters, net interest margin was declining due to lower deposit spreads in the low-rate environment, and changes in mix including loan growth exceeding deposit growth. Expense increases have been modest, reflecting continued investment in the business.

PCG produced strong results for the quarter. Recent quarterly results in PCG traditional wealth businesses have grown on a relatively consistent basis, driven by growth in client assets and benefits from a continued focus on productivity. Quarterly results in Insurance have been subject to variability, resulting primarily from changes in long-term interest rates.

BMO Capital Markets results are influenced by market factors that can contribute to variability in results. In 2012, results were good in the first three quarters, but the fourth quarter results were significantly stronger, driven by a recovery of prior periods’ income taxes and higher revenue due to an improved market environment. This trend has continued in 2013 with good results in each quarter.

P&C U.S. results have benefited from the M&I acquisition as well as increases in commercial loan balances, which had seen minimal growth since the economic downturn that started in 2007. P&C U.S. had very strong results in the first quarter of 2013 and has been relatively stable in the second and third quarters with good core commercial and industrial loan growth and lower expenses compared to the prior year’s results. Net interest margin has been declining primarily due to lower deposit spreads given the low-rate environment and loan spreads due to competitive pricing, and growth in lower spread assets.

BMO’s overall provisions for credit losses measured as a percentage of loans and acceptances continued to trend lower in recent quarters relative to 2012 and the fourth quarter of 2011. Adjusted provisions, which exclude provisions on the M&I purchased performing loan portfolio and changes in the collective allowance, were relatively consistent throughout 2012 and into the second quarter of 2013 and lower than in the fourth quarter of 2011, primarily due to recoveries of provisions on the purchased credit impaired loan portfolio and an improvement in the U.S. credit environment. Adjusted provisions declined significantly in the third quarter of 2013, mainly due to lower provisions in P&C Canada and P&C U.S., coupled with higher recoveries of credit losses on the M&I purchased credit impaired loan portfolio in Corporate Services.

Corporate Services quarterly net income can vary, in large part due to the inclusion of the adjusting items, which are largely recorded in Corporate Services. Adjusted results in Corporate Services were relatively steady in 2012 and better than in 2011. This was primarily due to significant recoveries of provisions on the M&I purchased credit impaired loan portfolio. These recoveries can vary and reduced recoveries in the first quarter of 2013 together with lower revenues and increased expenses lowered Corporate Services results that quarter. These recoveries increased in the second and third quarters, increasing net income.

Movements in exchange rates in 2012 and for 2013 to date have been subdued. A stronger U.S. dollar increases the translated value of U.S.-dollar-denominated revenues, expenses, provisions for credit losses, income taxes and net income.

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2013 • 17

Balance Sheet

Total assets of $549.3 billion at July 31, 2013, increased $23.9 billion from October 31, 2012, including a $3.5 billion increase as a result of the stronger U.S. dollar. The increase primarily reflects growth in net loans and acceptances of $18.5 billion, cash and cash equivalents and interest bearing deposits with banks of $14.3 billion and securities borrowed or purchased under resale agreements of $6.7 billion, partially offset by a decrease in derivative financial assets of $16.4 billion. All remaining assets increased by a combined $0.8 billion.

The $18.5 billion increase in net loans and acceptances was primarily due to an increase in residential mortgages, primarily in P&C Canada, and an increase in loans to businesses and governments in both P&C Canada and P&C U.S.

The $14.3 billion increase in cash and cash equivalents and interest bearing deposits with banks was primarily due to increased balances held with central banks.

The $6.7 billion increase in securities borrowed or purchased under resale agreements was mainly due to increased client-driven activities.

The $16.4 billion decrease in derivative financial assets and the $15.8 billion decrease in derivative financial liabilities were primarily due to declines in the fair value of interest rate contracts as a result of rising interest rates.

Liabilities and equity increased $23.9 billion from October 31, 2012. The change primarily reflects increases in deposits of $34.5 billion, securities lent or sold under repurchase agreements of $7.9 billion and shareholders’ equity of $1.0 billion, partially offset by decreases in derivative financial liabilities of $15.8 billion and securities sold but not yet purchased of $2.4 billion. All remaining liabilities and equity decreased by a combined $1.3 billion.

The $34.5 billion increase in deposits was largely driven by a $26.6 billion increase in business and government deposits due to increased U.S. dollar deposits and wholesale funding issuances. Deposits by individuals increased $4.6 billion, largely driven by increased retail operating deposits in P&C Canada, while deposits by banks increased $3.3 billion.

Contractual obligations by year of maturity are outlined in Note 18 to the unaudited interim consolidated financial statements.

Capital Management

Third Quarter 2013 Regulatory Capital Review

BMO’s Basel III capital position is strong, with a Common Equity Tier 1 (CET1) Ratio of 9.6% at July, 31, 2013, down from 9.7% at the end of the preceding quarter, up from a pro-forma estimate of 8.7% at October 31, 2012, and well in excess of the expectation of the Office of the Superintendent of Financial Institutions (OSFI) that banks attain a 7% target, as discussed in the following paragraph.

Effective the first quarter of 2013, regulatory capital requirements for BMO are determined on a Basel III basis. In 2013, the minimum required Basel III capital ratios are a 3.5% CET1 Ratio, 4.5% Tier 1 Ratio and 8% Total Capital Ratio, such ratios being calculated using a five year phase-in of regulatory adjustments and nine year phase-out of instruments that no longer qualify as regulatory capital under the Basel III rules. However, OSFI’s guidance requires Canadian deposit-taking institutions to meet the 2019 Basel III capital requirements in 2013, other than the phase-out of non-qualifying capital, (also referred to as the ‘all-in’ requirements) and expects them to attain a target Basel III CET1 Ratio of at least 7% (4.5% minimum plus 2.5% capital conservation buffer) by January 31, 2013. On March 26, 2013, OSFI announced that, effective 2016, BMO and five other domestic systemically important banks (D-SIBs) would each be required to hold a 1% CET1 buffer, in addition to the 2.5% capital conservation buffer, to reduce the probability of D-SIB failure.

The CET1 Ratio decreased by less than 10 basis points from the second quarter, due primarily to higher risk-weighted assets (RWA), as discussed below, and the impact of share repurchases under our normal course issuer bid (NCIB), largely offset by higher CET1 capital, as discussed below. The CET1 ratio increased by approximately 90 basis points from our pro-forma estimate at October 31, 2012, due to higher CET1 capital and lower RWA, as described below.

CET1 capital at July 31, 2013, was $20.6 billion, up $0.4 billion from the second quarter and up $1.3 billion from the pro-forma CET1 capital estimate of $19.3 billion at October 31, 2012, due mainly to retained earnings growth and the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP) and the exercise of stock options, partly offset by the purchase and cancellation of common shares under the bank’s NCIB share repurchase program.

The Basel III RWA of $214 billion at July 31, 2013, was up $6 billion from the second quarter, primarily due to model methodology and calibration changes and the impact of foreign exchange on our U.S.-dollar-denominated RWA. The RWA increase from new loan originations was offset by paydowns of higher risk-weighted loans and positive credit migration. Our July 31, 2013 RWA was $8 billion lower than the Basel III pro-forma estimate of $222 billion at October 31, 2012. Compared to October 31, 2012, the decrease in RWA was due mainly to lower Credit Valuation Adjustment (CVA) RWA, lower risk in certain portfolios and better risk assessments. The lower CVA RWA resulted from OSFI’s decision, announced in December 2012, to delay the effective date for the imposition of the CVA risk capital charge until January 2014. This delay improved our CET1 Ratio, at July 31, 2013, by approximately 35 basis points.

OSFI advised banks in a letter dated August 21, 2013, that it will begin phasing in the CVA risk capital charge for Canadian banks in the first quarter of 2014. The CET1 CVA risk capital charge

18 • BMO Financial Group Third Quarter Report 2013

applicable to BMO during fiscal 2014 will be 57% of the fully-implemented charge, and this will increase each year until it reaches 100% by 2019. BMO estimates that its third quarter 2013 CET1 Ratio would be reduced by approximately 20 basis points if the 2014 CVA risk capital charge was currently in effect.

The bank’s Basel III Tier 1 and Total Capital Ratios were 11.2% and 13.5%, respectively, at July 31, 2013, compared with 11.3% and 13.7%, respectively, in the second quarter and 10.5% and 12.9%, respectively, on a pro-forma basis at October 31, 2012. These ratios declined from the second quarter primarily due to the same factors that caused the decline in the CET1 Ratio from the second quarter. These ratios improved from the pro-forma estimates at October 31, 2012, due to higher CET1 capital and lower RWA, as described above, partly offset by the phase-out of non-common instruments that do not meet OSFI’s Basel III requirements, including the non-viability contingent capital requirements, and by the redemption of $200 million Class B Preferred Shares Series 5 and US$250 million Exchangeable Preferred Stock, Series A during the second quarter.

BMO’s Assets-to-Capital Multiple (ACM), a leverage ratio monitored by OSFI and calculated using the transitional total capital prescribed by OSFI, was 16.2 at July 31, 2013. BMO’s ACM decreased from 16.3 in the second quarter, primarily due to increased capital, and increased from 15.2 at October 31, 2012, on a Basel II basis, primarily due to balance sheet growth and Basel III transitional modifications.

Additional details on the Basel III regulatory capital changes can be found in the Enterprise-Wide Capital Management section on pages 60 to 64 of BMO’s 2012 Annual Report.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. Foreign exchange gains or losses on the translation of the investments in foreign operations to Canadian dollars are reported in shareholders’ equity (although they do not attract tax until realized). When coupled with the foreign exchange impact of U.S.-dollar-denominated RWA on Canadian-dollar equivalent RWA, and with the impact of U.S.-dollar-denominated capital deductions on our Canadian dollar capital, this may result in volatility in the bank’s capital ratios. BMO may hedge this risk of foreign exchange gains or losses by funding its foreign investments in U.S. dollars or, alternatively, to offset the impact of foreign exchange rate changes on the bank’s capital ratios, may enter into derivative contracts, such as forward currency contracts, or elect to fund its investment in Canadian dollars.

Other Capital Developments

In the third quarter, we purchased four million shares under the bank’s NCIB share repurchase program, for an aggregate repurchase of eight million shares since the inception of the program in February 2013. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital adequacy. The bank only initiates purchases under the program after consulting with OSFI.

During the quarter, 951,000 common shares were issued through the DRIP and the exercise of stock options.

On July 22, 2013, the Bank announced that it did not intend to exercise its right to redeem the currently outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 16 (Series 16 Preferred Shares) of the Bank on August 25, 2013. As a result, subject to certain conditions, the holders of the Series 16 Preferred Shares had the right, at their option, to elect by August 12, 2013, to convert all or part of their Series 16 Preferred Shares on a one-for-one basis into Non-Cumulative Floating Rate Class B Preferred Shares, Series 17 (Series 17 Preferred Shares) of the Bank, effective August 26, 2013. As a result, approximately 6.3 million Series 16 and approximately 5.7 million Series 17 Preferred Shares will be outstanding for the 5-year period commencing on August 26, 2013, and ending on August 25, 2018. The reset dividend rate on the Series 16 Preferred Shares for the next 5 years will be 3.39% and the initial quarterly dividend rate on the Series 17 Preferred Shares will be 2.669%, in each case a reduction from the original 5.2% rate. In 2018, BMO may decide to call the Series 16 and Series 17 Preferred Shares (subject to regulatory approval) or to reset the fixed rate for another five years; if BMO elects to reset, the holders of the Series 16 and Series 17 Preferred Shares will again have the right to elect to hold either fixed rate Series 16 Preferred Shares or floating rate Series 17 Preferred Shares.

On August 27, 2013, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.74 per common share, unchanged from the preceding quarter and up $0.02 per share from a year ago. The dividend and share repurchases reflect our strong capital position and the success of our business strategies.

The dividend is payable November 26, 2013, to shareholders of record on November 1, 2013. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the DRIP.

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

The foregoing Capital Management sections contain adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2013 • 19

Qualifying Regulatory Capital and Risk-Weighted Assets	Table 15

Basel III Regulatory Capital and Risk-Weighted Assets	(1) All-in	(2) Transitional	(1) All-in	(2) Transitional

(Canadian $ in millions)	Q3-2013	Q3-2013	Q2-2013	Q2-2013

Gross Common Equity (3)	27,374	27,524	26,893	26,967
Regulatory adjustments applied to Common Equity	(6,747)	-	(6,695)	-

Common Equity Tier 1 capital (CET1)	20,627	27,524	20,198	26,967

Additional Tier 1 Eligible Capital (4)	3,769	3,769	3,779	3,779
Regulatory adjustments applied to Tier 1	(410)	(3,760)	(409)	(3,705)

Additional Tier 1 capital (AT1)	3,359	9	3,370	74

Tier 1 capital (T1 = CET1 + AT1)	23,986	27,533	23,568	27,041

Tier 2 Eligible Capital (5)	4,902	4,903	4,919	4,919
Regulatory adjustments applied to Tier 2	(50)	-	(50)	-

Tier 2 capital (T2)	4,852	4,903	4,869	4,919

Total capital (TC= T1 + T2)	28,838	32,436	28,437	31,960

Total risk-weighted assets	214,233	229,792	207,974	215,863

Capital Ratios (%)
CET1 Ratio	9.6	12.0	9.7	12.5
Tier 1 Capital Ratio	11.2	12.0	11.3	12.5
Total Capital Ratio	13.5	14.1	13.7	14.8

(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments which no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013, and continuing to January 1, 2022.
(2)	Transitional regulatory capital assumes that all Basel III regulatory capital adjustments are phased in from January 1, 2014, to January 1, 2018, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013, and continuing to January 1, 2022.
(3)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(4)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.
(5)	Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.

Outstanding Shares and Securities Convertible into Common Shares	Table 16

As at August 21, 2013	Number of shares or dollar amount

Common shares	644,400,000
Class B Preferred Shares
Series 13	$350,000,000
Series 14	$250,000,000
Series 15	$250,000,000
Series 16 (1)	$300,000,000
Series 18	$150,000,000
Series 21	$275,000,000
Series 23	$400,000,000
Series 25	$290,000,000

Stock options
– vested	8,467,000
– non-vested	7,700,000

(1)	Effective August 26, 2013, approximately 5.7 million Series 16 Preferred Shares will be converted into Series 17 Preferred Shares on a one-for-one basis.

Details on share capital are outlined in Note 20 to the audited consolidated financial statements on pages 156 and 157 of BMO’s 2012 Annual Report.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel, joint ventures and associates on the same terms that we offer to our customers for those services.

The Bank’s policies and procedures for related party transactions did not materially change from October 31, 2012, as described in Note 27 to the audited consolidated financial statements on pages 168 and 169 of BMO’s 2012 Annual Report.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Special Purpose Entities (SPEs), and Guarantees, which are described on pages 64, 65, 66 and 70 of BMO’s 2012 Annual Report as well as in Notes 5 and 7 to the unaudited interim consolidated financial statements. We consolidate all of our SPEs, except for certain Canadian customer securitization and structured finance vehicles. See the Select Financial Instruments section for comments on any significant changes to these arrangements during the quarter ended July 31, 2013.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in the notes to our audited consolidated financial statements for the year ended October 31, 2012, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion.

Future Changes in Accounting Policies

BMO monitors the potential changes proposed by the International Accounting Standards Board (IASB) and analyses the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the Bank in the future, can be found in Note 1 to the audited consolidated financial statements on pages 126 and 127 of BMO’s 2012 Annual Report.

20 • BMO Financial Group Third Quarter Report 2013

U.S. Regulatory Developments

We continue to monitor and prepare for U.S. regulatory developments including financial reforms under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) and highlight recent developments in this section. For a more comprehensive discussion, see the U.S. Regulatory Developments section on page 69 of BMO’s 2012 annual MD&A.

Under the Dodd-Frank Act, swaps are now subject to a comprehensive regulatory regime. Certain swaps are currently required to be centrally cleared and will soon be required to be traded on an exchange. As a registered swap dealer in the United States, BMO is now subject to swap reporting and business conduct requirements. Capital and margin requirements relating to swaps are currently being reviewed by U.S. and international regulators.

In December 2012, the Federal Reserve Board (FRB) issued for comment a proposed rulemaking that would establish enhanced prudential standards and early remediation requirements for certain foreign banks with U.S. operations, including BMO. The proposal would establish new requirements for organizational structure, risk management, capital, liquidity, stress testing, and early remediation covering all U.S. operations of foreign banks. The proposed requirements applicable to BMO Financial Corp. (BFC) are similar to those that already apply to BFC and its subsidiaries as domestic U.S. banks and bank holding companies. The proposed rule would also affect BMO’s U.S. branches. The FRB has indicated the requirements would be effective July 1, 2015.

On July 2, 2013, the Federal Reserve Board approved a final rule to help ensure banks maintain strong capital positions, with increased minimum requirements for both the quantity and quality of capital held by banking organizations. The phase in period for the requirements applicable to BFC will not begin until January 1, 2015.

Based on our interpretation of the final Basel III capital rule in the U.S., BFC is well positioned to meet the pending U.S. regulatory requirements.

In order to implement the Durbin Amendment portion of the Dodd Frank Act, the Federal Reserve has issued a rule that, among other things, sets standards for debit card interchange fees, including maximum fees of approximately $0.21 per transaction. On July 31, 2013, a federal district court invalidated the interchange transaction fee standards and certain other aspects of the rule, but granted a stay of its order. The Federal Reserve has announced it will appeal the ruling. BMO is monitoring the developments, however, based on currently available information, the ultimate resolution is not expected to be material to BMO.

Caution

This U.S. Regulatory Developments section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Select Financial Instruments

Pages 64 to 66 of BMO’s 2012 annual MD&A provide enhanced disclosure relating to select financial instruments that, commencing in 2008 and based on subsequent assessments, markets had come to regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures.

On October 29, 2012, the Enhanced Disclosure Task Force of the Financial Stability Board published its report, Enhancing the Risk Disclosures of Banks. We currently comply with many of the recommendations, and we continue to review our disclosures for future filings and enhance them as appropriate.

We follow a practice of reporting on significant changes in the select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance from the disclosure in our annual MD&A, other than the liquidity facility provided to our structured investment vehicle was fully paid off in the current quarter.

Select Geographic Exposures

Select geographic disclosures were disclosed and discussed on pages 67, 68, 112 and 113 of BMO’s 2012 Annual Report. Our exposure to select countries of interest, as at July 31, 2013, is set out in the tables that follow, which summarize our exposure to Greece, Ireland, Italy, Portugal and Spain (GIIPS) along with a broader group of countries of interest in Europe where our gross exposure is greater than $500 million. Our gross and net portfolio exposures are summarized in Table 17 for lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives. These totals are further broken down by counterparty type in Tables 18 to 20. We also provide a summary of our April 30, 2013, and October 31, 2012, exposures for ease of comparison. There has been limited change in our exposures.

For greater clarity, BMO’s CDS exposures in Europe are outlined separately in Table 21. As part of our credit risk management framework, purchased CDS risk is controlled through a regularly reviewed list of approved counterparties. The majority of CDS exposures are offsetting in nature, typically contain matched contractual terms and are attributable to legacy credit trading strategies that have been in run-off mode since 2008.

BMO Financial Group Third Quarter Report 2013 • 21

European Exposure by Country (10) (Canadian $ in millions)	Table 17

As at July 31, 2013

	Lending (1)		Securities (2)		Repo-Style Trans.(3)		Derivatives (4)		Total
Country	Commitments	Funded	Gross	Net	Gross	Net	Gross	Net	Gross	Net
GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (5)	-	-	26	-	132	3	36	3	194	6
Italy	8	8	191	-	79	-	3	1	281	9
Portugal	-	-	128	-	-	-	-	-	128	-
Spain	73	73	122	-	-	-	8	3	203	76
Total - GIIPS (6)	81	81	467	-	211	3	47	7	806	91
Eurozone (excluding GIIPS)
France	24	24	596	461	2,641	-	207	60	3,468	545
Germany	55	16	1,761	1,455	981	1	61	51	2,858	1,523
Netherlands	389	204	767	696	1,542	4	56	17	2,754	921
Other (7)	396	235	309	175	15	3	64	12	784	425
Total - Eurozone (excluding GIIPS) (8)	864	479	3,433	2,787	5,179	8	388	140	9,864	3,414
Rest of Europe
Denmark	15	15	1,098	1,097	2	-	-	-	1,115	1,112
Norway	13	13	1,182	1,182	554	-	65	65	1,814	1,260
Russian Federation	504	504	-	-	-	-	-	-	504	504
Switzerland	442	31	47	-	352	9	9	8	850	48
United Kingdom	367	130	449	190	4,180	22	394	220	5,390	562
Other (7)	118	64	561	210	118	1	4	4	801	279
Total - Rest of Europe (8)	1,459	757	3,337	2,679	5,206	32	472	297	10,474	3,765
Total - All of Europe	2,404	1,317	7,237	5,466	10,596	43	907	444	21,144	7,270

    Details of the summary amounts reflected in the columns above are provided in Tables 18 to 20.

As at April 30, 2013

	Lending (1)		Securities (2)		Repo-Style Trans.(3)		Derivatives (4)		Total
Country	Commitments	Funded	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Total - GIIPS	77	77	492	-	318	1	63	10	950	88
Total - Eurozone (excluding GIIPS)	728	439	3,527	2,809	5,979	36	480	57	10,714	3,341
Total - Rest of Europe	1,301	1,013	3,406	2,690	4,214	37	599	235	9,520	3,975
Total - All of Europe	2,106	1,529	7,425	5,499	10,511	74	1,142	302	21,184	7,404

As at October 31, 2012
	Lending (1)		Securities (2)		Repo-Style Trans.(3)		Derivatives (4)		Total
Country	Commitments	Funded	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Total - GIIPS	116	69	500	-	242	8	69	6	927	83
Total - Eurozone (excluding GIIPS)	934	608	4,074	3,306	3,746	10	600	76	9,354	4,000
Total - Rest of Europe	1,167	916	3,711	2,771	3,986	15	468	126	9,332	3,828
Total - All of Europe	2,217	1,593	8,285	6,077	7,974	33	1,137	208	19,613	7,911

(1)	Lending includes loans and trade finance. Amounts are net of write-offs and gross of specific allowances, both of which are not considered material.
(2)	Securities include cash products, insurance investments and traded credit. Gross traded credit includes only the long positions and excludes offsetting short positions.
(3)	Repo-style transactions are all with bank counterparties.
(4)	Derivatives amounts are marked-to-market, incorporating transaction netting and, for counterparties where a Credit Support Annex is in effect, collateral offsets. Derivative replacement risk net of collateral for all of Europe is approximately $2.7 billion as at July 31, 2013.
(5)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $81 million as at July 31, 2013.
(6)	BMO’s direct exposures to GIIPS are primarily to banks for trade finance and trading products. Net exposures remain modest at $91 million, with no unfunded commitments as at July 31, 2013.
(7)	Includes countries with less than $500 million in gross exposure. Other Eurozone includes exposures to Austria, Belgium, Cyprus, Finland, Luxembourg, Slovakia and Slovenia. Other Rest of Europe includes exposures to Croatia, Czech Republic, Hungary, Iceland, Poland and Sweden.
(8)	BMO’s net direct exposure to the other Eurozone countries (the other 12 countries that share the common euro currency) as at July 31, 2013, totalled approximately $3.4 billion, of which 80% was to counterparties in countries with a rating of Aaa/AAA by both Moody’s and S&P, with approximately 84% rated Aaa/AAA by one of the two rating agencies. Our net direct exposure to the Rest of Europe totalled approximately $3.8 billion, of which 64% was to counterparties in countries with a Moody’s/S&P rating of Aaa/AAA. A significant majority of our sovereign exposure consists of tradeable cash products, while exposure related to banks was comprised of trading instruments, short-term debt, derivative positions and letters of credit and guarantees.
(9)	Sovereign includes sovereign-backed bank cash products.
(10)	Other Exposures (including indirect exposures) not included in the tables as at July 31, 2013:
—

BMO also has exposure to entities in a number of European countries through our credit protection vehicle and U.S customer securitization vehicle. These exposures are not included in the tables due to the credit protection incorporated in their structures.

-

BMO has direct exposure to those credit structures, which in turn have exposures to loans or securities originated by entities in Europe. As noted on pages 65 and 66 of BMO’s 2012 annual MD&A in the Credit Protection Vehicle section, this structure has first-loss protection and hedges are in place.

-

The notional exposure held in the credit protection vehicle to issuers in Greece, Italy and Spain represented 3.7%, of its total notional exposure. The credit protection vehicle had notional exposure to five of the other 12 countries that share the euro currency. This exposure represented 12% of total notional exposure, of which 86% was rated investment grade by S&P (73% by Moody’s). The notional exposure to the Rest of Europe was 15% of total notional exposure, with 76% rated investment grade by S&P (63% by Moody’s).

-

BMO has exposure to GIIPS and other European countries through our U.S. customer securitization vehicle, which has commitments that involve reliance on collateral of which 0.8% represents loans or securities originated by entities in Europe. At the end of the third quarter, exposure to Sweden was the largest component at 0.2%. Exposure to Spain was approximately 0.1%, and there was no exposure to Italy, Ireland, Greece or Portugal.

—	BMO has exposure to European supranational institutions totalling $0.2 billion, predominantly in the form of tradeable cash products.
—

BMO’s indirect exposure to Europe in the form of euro-denominated collateral to support trading activity was €274 million in securities issued by entities in European countries, of which €2 million was held in securities related to GIIPS and €130 million was in French securities. In addition, €118 million of cash collateral was also held at July 31, 2013.

—

Indirect exposure by way of guarantees from entities in European countries totalled $512 million, of which $5 million was exposure to GIIPS, $244 million to the other Eurozone countries and $263 million to the Rest of Europe.

22 • BMO Financial Group Third Quarter Report 2013

European Lending Exposure by Country and Counterparty (10) (Canadian $ in millions)	Table 18

As at July 31, 2013

	Lending (1)
	Commitments				Funded
Country	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	-	-	-	-	-	-	-	-
Ireland (5)	-	-	-	-	-	-	-	-
Italy	8	-	-	8	8	-	-	8
Portugal	-	-	-	-	-	-	-	-
Spain	73	-	-	73	73	-	-	73
Total - GIIPS	81	-	-	81	81	-	-	81
Eurozone (excluding GIIPS)
France	24	-	-	24	24	-	-	24
Germany	11	44	-	55	11	5	-	16
Netherlands	28	361	-	389	28	176	-	204
Other (7)	278	118	-	396	210	25	-	235
Total - Eurozone (excluding GIIPS)	341	523	-	864	273	206	-	479
Rest of Europe
Denmark	15	-	-	15	15	-	-	15
Norway	13	-	-	13	13	-	-	13
Russian Federation	478	26	-	504	478	26	-	504
Switzerland	3	439	-	442	3	28	-	31
United Kingdom	103	264	-	367	103	27	-	130
Other (7)	23	95	-	118	23	41	-	64
Total - Rest of Europe	635	824	-	1,459	635	122	-	757
Total - All of Europe	1,057	1,347	-	2,404	989	328	-	1,317

    Refer to footnotes in Table 17.

European Securities Exposure by Country and Counterparty (10) (Canadian $ in millions)	Table 19

As at July 31, 2013
	Securities (2)
	Gross				Net
Country	Bank	Corporate	Sovereign (9)	Total	Bank	Corporate	Sovereign (9)	Total
GIIPS
Greece	-	-	-	-	-	-	-	-
Ireland (5)	-	-	26	26	-	-	-	-
Italy	55	22	114	191	-	-	-	-
Portugal	-	-	128	128	-	-	-	-
Spain	41	40	41	122	-	-	-	-
Total - GIIPS	96	62	309	467	-	-	-	-
Eurozone (excluding GIIPS)
France	31	104	461	596	-	-	461	461
Germany	133	214	1,414	1,761	2	39	1,414	1,455
Netherlands	587	77	103	767	587	6	103	696
Other (7)	32	27	250	309	-	-	175	175
Total - Eurozone (excluding GIIPS)	783	422	2,228	3,433	589	45	2,153	2,787
Rest of Europe
Denmark	534	1	563	1,098	534	-	563	1,097
Norway	1,182	-	-	1,182	1,182	-	-	1,182
Russian Federation	-	-	-	-	-	-	-	-
Switzerland	11	36	-	47	-	-	-	-
United Kingdom	112	262	75	449	54	61	75	190
Other (7)	210	4	347	561	210	-	-	210
Total - Rest of Europe	2,049	303	985	3,337	1,980	61	638	2,679
Total - All of Europe	2,928	787	3,522	7,237	2,569	106	2,791	5,466

    Refer to footnotes in Table 17.

BMO Financial Group Third Quarter Report 2013 • 23

European Repo & Derivatives Exposure by Country and Counterparty (10) (Canadian $ in millions)	Table 20

As at July 31, 2013

	Repo-Style Trans. (3)		Derivatives (4)
	Gross	Net of Collateral	Gross				Net of Collateral
Country	Total	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (5)	132	3	33	3	-	36	-	3	-	3
Italy	79	-	3	-	-	3	1	-	-	1
Portugal	-	-	-	-	-	-	-	-	-	-
Spain	-	-	8	-	-	8	3	-	-	3
Total - GIIPS	211	3	44	3	-	47	4	3	-	7
Eurozone (excluding GIIPS)
France	2,641	-	207	-	-	207	60	-	-	60
Germany	981	1	61	-	-	61	51	-	-	51
Netherlands	1,542	4	56	-	-	56	17	-	-	17
Other (7)	15	3	62	2	-	64	10	2	-	12
Total - Eurozone (excluding GIIPS)	5,179	8	386	2	-	388	138	2	-	140
Rest of Europe
Denmark	2	-	-	-	-	-	-	-	-	-
Norway	554	-	65	-	-	65	65	-	-	65
Russian Federation	-	-	-	-	-	-	-	-	-	-
Switzerland	352	9	6	-	3	9	5	-	3	8
United Kingdom	4,180	22	347	18	29	394	173	18	29	220
Other (7)	118	1	4	-	-	4	4	-	-	4
Total - Rest of Europe	5,206	32	422	18	32	472	247	18	32	297
Total - All of Europe	10,596	43	852	23	32	907	389	23	32	444

    Refer to footnotes in Table 17.

24 • BMO Financial Group Third Quarter Report 2013

Credit Default Swaps (CDS) by Country and Credit Quality (Canadian $ in millions)	Table 21

 As at July 31, 2013

	Fair Value					Notional
	Purchased		Written			Purchased			Written
Country	Inv. Grade	Non-Inv. Grade	Inv. Grade	Non-Inv. Grade	Total Exposure	Inv. Grade	Non-Inv. Grade	Total	Inv. Grade	Non-Inv. Grade	Total	Total Exposure
GIIPS
Greece	-	-	-	-	-	-	-	-	-	-	-	-
Ireland (5)	1	-	(1)	-	-	(24)	-	(24)	24	-	24	-
Italy	4	-	(4)	-	-	(186)	-	(186)	186	-	186	-
Portugal	11	-	(11)	-	-	(122)	-	(122)	122	-	122	-
Spain	3	-	(3)	-	-	(130)	-	(130)	130	-	130	-
Total - GIIPS	19	-	(19)	-	-	(462)	-	(462)	462	-	462	-
Eurozone (excluding GIIPS)
France	(2)	-	1	-	(1)	(164)	-	(164)	135	-	135	(29)
Germany	(2)	-	2	-	-	(345)	-	(345)	320	-	320	(25)
Netherlands	-	-	-	-	-	(75)	-	(75)	57	14	71	(4)
Other (7)	(1)	-	1	-	-	(128)	-	(128)	128	-	128	-
Total - Eurozone (excluding GIIPS)	(5)	-	4	-	(1)	(712)	-	(712)	640	14	654	(58)
Rest of Europe
Denmark	-	-	-	-	-	(1)	-	(1)	1	-	1	-
Norway	-	-	-	-	-	-	-	-	-	-	-	-
Russian Federation	-	-	-	-	-	(4)	-	(4)	4	-	4	-
Switzerland	2	-	1	-	3	(283)	-	(283)	60	-	60	(223)
United Kingdom	2	-	(1)	-	1	(293)	-	(293)	266	14	280	(13)
Other (7)	-	-	(2)	-	(2)	(346)	-	(346)	338	7	345	(1)
Total - Rest of Europe	4	-	(2)	-	2	(927)	-	(927)	669	21	690	(237)
Total - All of Europe	18	-	(17)	-	1	(2,101)	-	(2,101)	1,771	35	1,806	(295)

 As at April 30, 2013

	Fair Value					Notional
	Purchased		Written			Purchased			Written
Country	Inv. Grade	Non-Inv. Grade	Inv. Grade	Non-Inv. Grade	Total Exposure	Inv. Grade	Non-Inv. Grade	Total	Inv. Grade	Non-Inv. Grade	Total	Total Exposure
Total - GIIPS	17	-	(18)	-	(1)	(488)	-	(488)	488	-	488	-
Total - Eurozone (excluding GIIPS)	(4)	-	4	-	-	(778)	-	(778)	708	13	721	(57)
Total - Rest of Europe	(3)	-	-	-	(3)	(981)	(10)	(991)	738	20	758	(233)
Total - All of Europe	10	-	(14)	-	(4)	(2,247)	(10)	(2,257)	1,934	33	1,967	(290)

 As at October 31, 2012

	Fair Value					Notional
	Purchased		Written			Purchased			Written
Country	Inv. Grade	Non-Inv. Grade	Inv. Grade	Non-Inv. Grade	Total Exposure	Inv. Grade	Non-Inv. Grade	Total	Inv. Grade	Non-Inv. Grade	Total	Total Exposure
Total - GIIPS	30	-	(31)	-	(1)	(517)	-	(517)	511	5	516	(1)
Total - Eurozone (excluding GIIPS)	(1)	-	1	-	-	(1,041)	-	(1,041)	998	13	1,011	(30)
Total - Rest of Europe	2	-	(1)	-	1	(1,273)	(25)	(1,298)	1,053	20	1,073	(225)
Total - All of Europe	31	-	(31)	-	-	(2,831)	(25)	(2,856)	2,562	38	2,600	(256)

Refer to footnotes in Table 17.

Notes:

-	All purchased and written exposures are with bank counterparties.
-	29% of purchased and 38% of written CDS exposure is subject to complete restructuring trigger events (full restructuring). Under the terms of these contracts, any restructuring event qualifies as a credit event and any bond of maturity up to 30 years is deliverable against the contract.
-	71% of purchased and 62% of written CDS exposure is subject to modified-modified restructuring trigger events. Under the terms of these contracts, restructuring agreements count as a credit event; however, the deliverable obligation against the contract is limited to a maturity limit of 60 months for restructured obligations and 30 months for all other obligations.
-	Table excludes $27 million of Itraxx CDS Index purchased protection. The index is comprised equally of 25 constituent names in the following regions: GIIPS (26%), Eurozone (excluding GIIPS) (48%) and rest of Europe (26%).

BMO Financial Group Third Quarter Report 2013 • 25

Review of Operating Groups’ Performance

Operating Groups’ Summary Income Statements and Statistics for Q3-2013	Table 22

	Q3-2013					YTD-2013
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	Corp	Total BMO	P&C	PCG	BMO CM	Corp	Total BMO

Net interest income (teb) (1)	1,718	146	354	(72)	2,146	5,073	418	951	18	6,460
Non-interest revenue	635	723	515	31	1,904	1,857	1,995	1,672	91	5,615
Total revenue (teb) (1)	2,353	869	869	(41)	4,050	6,930	2,413	2,623	109	12,075
Provision for credit losses	166	(1)	2	(90)	77	535	2	(19)	(118)	400
Non-interest expense	1,287	585	514	156	2,542	3,798	1,740	1,532	630	7,700
Income before income taxes	900	285	353	(107)	1,431	2,597	671	1,110	(403)	3,975
Income taxes (recovery) (teb) (1)	250	67	73	(96)	294	722	149	245	(301)	815

Reported net income Q3-2013	650	218	280	(11)	1,137	1,875	522	865	(102)	3,160
Reported net income Q2-2013	585	141	275	(26)	975
Reported net income Q3-2012	598	109	250	13	970	1,773	360	707	267	3,107

Adjusted net income Q3-2013	665	225	281	(35)	1,136	1,920	542	867	(155)	3,174
Adjusted net income Q2-2013	599	148	276	(26)	997
Adjusted net income Q3-2012	617	114	250	32	1,013	1,829	376	707	55	2,967

Other statistics (% except as noted)

Return on equity	18.1	29.3	19.0	nm	15.6	18.0	24.2	19.9	nm	14.9
Adjusted return on equity	18.5	30.3	19.1	nm	15.6	18.4	25.2	19.9	nm	15.0
Operating leverage	-	20.7	1.0	nm	2.2	0.3	8.8	3.7	nm	(1.2)
Adjusted operating leverage	(0.4)	21.0	1.1	nm	0.9	(0.1)	9.1	3.8	nm	(0.2)
Efficiency ratio (teb)	54.7	67.3	59.1	nm	62.8	54.8	72.1	58.4	nm	63.8
Adjusted efficiency ratio (teb)	53.8	66.2	59.0	nm	63.2	53.9	71.0	58.3	nm	63.6
Net interest margin on earning assets (teb)	2.94	2.94	0.69	nm	1.75	3.00	2.90	0.63	nm	1.80
Adjusted net interest margin on earning assets (teb)	2.94	2.94	0.69	nm	1.63	3.00	2.90	0.63	nm	1.65
Net economic profit ($ millions) (2)	282	147	115	(162)	382	799	314	390	(540)	963
Average common equity ($ billions)	13.8	2.9	5.6	5.4	27.7	13.5	2.9	5.6	5.0	27.0
Average earning assets ($ billions)	232.2	19.6	203.1	31.3	486.2	226.3	19.3	201.8	33.0	480.4
Full-time equivalent staff	24,862	6,157	2,247	13,362	46,628
(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate Services, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis.
(2)	Net economic profit is a non-GAAP measure. Please see the Non-GAAP Measures section.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corp means Corporate Services, including Technology and Operations.

nm - not meaningful

The following sections review the financial results of each of our operating segments and operating groups for the third quarter of 2013.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities. Results for prior periods are restated to conform to the current presentation.

Corporate Services results reflect certain items in respect of the acquired loan portfolio, including the recognition of a portion of the credit mark that is reflected in net interest income over the term of the purchased loans and provisions for credit losses on the acquired portfolio. Integration and restructuring costs, run-off structured credit activities and changes in the collective allowance are also included in Corporate Services.

Commencing in the first quarter of 2013, we changed the way in which we evaluate our operating segments to reflect the provisions for credit losses on an actual credit loss basis rather than on an expected loss basis. Provisions for the purchased performing and purchased credit impaired loan portfolios continue to be evaluated and reported in Corporate Services.

During the first quarter of 2013 we refined our methodology for the allocation of certain revenues in Corporate Services by geographic region. As a consequence, we have reallocated certain revenue of prior periods from Canada to the United States in Corporate Services.

BMO analyzes revenue at the consolidated level based on GAAP revenues reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we continue to analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions. The teb adjustments for the third quarter of 2013 totalled $120 million, up from $71 million in the second quarter of 2013, and up from $66 million in the third quarter of 2012.

26 • BMO Financial Group Third Quarter Report 2013

Personal and Commercial Banking (P&C)	Table 23

(Canadian $ in millions, except as noted)	Q3-2013	Q3-2012	% Increase (Decrease) vs Q3-2012	Q2-2013	% Increase (Decrease) vs Q2-2013	YTD-2013	YTD-2012	% Increase (Decrease) vs YTD-2012
Net interest income (teb)	1,718	1,711	-	1,653	4	5,073	5,137	(1)
Non-interest revenue	635	608	5	609	4	1,857	1,799	3
Total revenue (teb)	2,353	2,319	2	2,262	4	6,930	6,936	-
Provision for credit losses	166	223	(25)	209	(21)	535	668	(20)
Non-interest expense	1,287	1,267	2	1,249	3	3,798	3,812	-
Income before income taxes	900	829	9	804	12	2,597	2,456	6
Income taxes (teb)	250	231	9	219	13	722	683	6

Reported net income	650	598	9	585	11	1,875	1,773	6

Adjusted net income	665	617	8	599	11	1,920	1,829	5

Return on equity (%)	18.1	18.4	(0.3)	17.1	1.0	18.0	18.1	(0.1)
Adjusted return on equity (%)	18.5	19.0	(0.5)	17.5	1.0	18.4	18.7	(0.3)
Operating leverage (%)	-	(4.1)	nm	(0.6)	nm	0.3	(4.5)	nm
Adjusted operating leverage (%)	(0.4)	(3.2)	nm	(1.0)	nm	(0.1)	(3.2)	nm
Efficiency ratio (%) (teb)	54.7	54.7	-	55.2	(0.5)	54.8	55.0	(0.2)
Adjusted efficiency ratio (%) (teb)	53.8	53.5	0.3	54.3	(0.5)	53.9	53.8	0.1
Net interest margin on earning assets (%) (teb)	2.94	3.18	(0.24)	3.01	(0.07)	3.00	3.26	(0.26)
Average earning assets ($ billions)	232.2	213.9	9	225.4	3	226.3	210.6	7

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.

Personal and Commercial Banking Canada (P&C Canada)	Table 24

(Canadian $ in millions, except as noted)	Q3-2013	Q3-2012	% Increase (Decrease) vs. Q3-2012	Q2-2013	% Increase (Decrease) vs. Q2-2013	YTD-2013	YTD-2012	% Increase (Decrease) vs YTD-2012
Net interest income (teb)	1,125	1,093	3	1,059	6	3,286	3,277	-
Non-interest revenue	495	469	6	473	5	1,429	1,377	4
Total revenue (teb)	1,620	1,562	4	1,532	6	4,715	4,654	1
Provision for credit losses	126	147	(14)	154	(19)	408	469	(13)
Non-interest expense	821	790	4	794	3	2,428	2,373	2
Income before income taxes	673	625	8	584	16	1,879	1,812	4
Provision for income taxes (teb)	176	166	8	154	16	494	479	3

Reported net income	497	459	9	430	16	1,385	1,333	4

Adjusted net income	500	462	8	431	16	1,392	1,341	4

Personal revenue	1,011	972	4	964	5	2,954	2,917	1
Commercial revenue	609	590	3	568	7	1,761	1,737	1
Operating leverage (%)	0.1	(0.2)	nm	(2.5)	nm	(1.0)	(1.2)	nm
Efficiency ratio (%) (teb)	50.6	50.7	(0.1)	51.9	(1.3)	51.5	51.0	0.5
Net interest margin on earning assets (%) (teb)	2.58	2.76	(0.18)	2.59	(0.01)	2.61	2.83	(0.22)
Average earning assets ($ billions)	172.9	157.7	10	167.7	3	168.4	154.5	9

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

BMO Financial Group Third Quarter Report 2013 • 27

Q3 2013 vs Q3 2012

P&C Canada net income of $497 million increased $38 million or 9% from a year ago. Revenue was up $58 million or 4% from the prior year to $1,620 million, driven by higher balance and fee volumes across most products, partially offset by the impact of lower net interest margin. Provisions for credit losses fell $21 million or 14% mainly due to lower provisions in the consumer portfolio.

Non-interest expense increased $31 million or 4% due to continued investment in the business, including increases in front-line roles.

In the personal banking segment, revenue increased $39 million or 4% year over year due to the effects of higher balances and fee volumes across most products, partially offset by the impact of lower net interest margin. Total personal lending balances (including mortgages, Homeowner ReadiLine and other consumer lending products, but excluding credit cards) increased 10% year over year. Total personal lending (excluding credit cards) market share was up 19 basis points and would have increased even more except for the impact from two recent acquisitions by competitors.

Personal deposit balances increased 4% year over year mainly due to increased retail operating deposits.

In the commercial banking segment, revenue increased $19 million or 3% due to the effects of higher balance and fee volumes across most products, partially offset by the impact of lower net interest margin.

Commercial loan balance growth was good with 12% year over year growth. Commercial deposit balances increased 15% year over year, marking the fourth straight quarter of increasing growth.

Net interest margin decreased 18 basis points to 2.58% due to lower deposit spreads in the low-rate environment, and changes in mix including loan growth exceeding deposit growth.

Average current loans and acceptances increased $16 billion or 10% from a year ago and deposits increased $8 billion or 8%.

Q3 2013 vs Q2 2013

Net income increased $67 million or 16% from last quarter. Revenue increased $88 million or 6% due to the effects of higher balance and fee volumes across most products and three more days in the current quarter. Net interest margin was relatively stable, down 1 basis point due to mix with loan and deposit spreads essentially unchanged.

Personal revenue increased $47 million or 5% due to higher balance and fee volumes across most products and three more days, partially offset by lower net interest margin. Personal lending market share was up 19 basis points.

Commercial revenue increased $41 million or 7% due to the effects of higher balance and fee volumes across most products and three more days.

Commercial lending market share for small and medium-sized loans was consistent with last quarter, while commercial deposits market share increased 50 basis points.

Provisions for credit losses fell $28 million with decreases in both the consumer and commercial portfolios.

Non-interest expense of $821 million increased $27 million or 3% due to three more days and continued investment in the business, including higher employee-related costs.

Average current loans and acceptances increased $5 billion or 3% from last quarter, while deposits increased $3 billion or 3%.

Q3 YTD 2013 vs Q3 YTD 2012

Net income increased $52 million or 4% year to date. Revenue increased $61 million or 1% due to the effects of higher balance and fee volumes across most products, partially offset by the impact of lower net interest margin.

Provisions for credit losses fell $61 million or 13%, with decreases mainly in the consumer portfolio.

Non-interest expense increased $55 million or 2% primarily due to continued investment in the business, including higher employee-related costs with increases in front-line roles.

Average current loans and acceptances increased $15 billion or 10%, while deposits increased $7 billion or 6%.

28 • BMO Financial Group Third Quarter Report 2013

Personal and Commercial Banking U.S. (P&C U.S.)	Table 25

(Canadian $ in millions, except as noted)	Q3-2013	Q3-2012	% Increase (Decrease) vs Q3-2012	Q2-2013	% Increase (Decrease) vs Q2-2013	YTD-2013	YTD-2012	% Increase (Decrease) vs YTD-2012
Net interest income (teb)	593	618	(4)	594	-	1,787	1,860	(4)
Non-interest revenue	140	139	-	136	2	428	422	1
Total revenue (teb)	733	757	(3)	730	-	2,215	2,282	(3)
Provision for credit losses	40	76	(47)	55	(26)	127	199	(36)
Non-interest expense	466	477	(2)	455	3	1,370	1,439	(5)
Income before income taxes	227	204	10	220	2	718	644	11
Provision for income taxes (teb)	74	65	11	65	11	228	204	11

Reported net income	153	139	10	155	(1)	490	440	11

Adjusted net income	165	155	6	168	(1)	528	488	8

Operating leverage (%)	(1.2)	(8.3)	nm	2.2	nm	1.8	(1.3)	nm
Adjusted operating leverage (%)	(2.1)	(6.6)	nm	1.3	nm	1.0	2.4	nm
Efficiency ratio (%) (teb)	63.7	62.9	0.8	62.2	1.5	61.9	63.0	(1.1)
Adjusted efficiency ratio (%) (teb)	61.1	59.8	1.3	59.6	1.5	59.3	59.9	(0.6)
Net interest margin on earning assets (%) (teb)	4.01	4.42	(0.41)	4.17	(0.16)	4.13	4.43	(0.30)
Average earning assets ($ billions)	59.3	56.2	6	57.7	3	57.9	56.1	3

U.S. Select Financial Data (US$ in millions, except as noted)
Net interest income (teb)	571	607	(6)	583	(2)	1,757	1,846	(5)
Non-interest revenue	134	137	(2)	135	-	421	419	-
Total revenue (teb)	705	744	(5)	718	(2)	2,178	2,265	(4)
Non-interest expense	448	468	(4)	447	1	1,346	1,428	(6)
Reported net income	147	137	7	152	(3)	482	437	10
Adjusted net income	160	153	4	163	(3)	520	485	7
Average earning assets (US$ billions)	57.1	55.2	3	56.7	1	56.9	55.7	2

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

Q3 2013 vs Q3 2012 (in U.S. $)

Net income of $147 million increased $10 million or 7% from $137 million in the third quarter a year ago. Adjusted net income was $160 million, an increase of $7 million or 4% from a year ago due to lower provisions for credit losses and reduced expenses.

Revenue of $705 million decreased $39 million or 5% from a year ago, as the effect of loan growth was more than offset by the effects of lower net interest margin, reductions in certain loan portfolios and lower deposit fees.

Net interest margin decreased by 41 basis points primarily due to lower deposit spreads given the low-rate environment and loan spreads due to competitive pricing, and growth in lower spread assets.

Provisions for credit losses were $39 million compared with $74 million a year ago.

Non-interest expense of $448 million decreased $20 million or 4%. Adjusted non-interest expense of $430 million was $14 million or 3% lower, primarily reflecting synergy-related savings, partially offset by the effects of selective investments in the business.

Average current loans and acceptances increased $1.2 billion year over year to $51 billion. The core commercial and industrial loan portfolio continues to grow, increasing by $3.9 billion from a year ago to $23.0 billion. As expected, there were decreases in certain loan portfolios and in our personal loan balances, due in part to the effects of our continued practice of selling most mortgage originations in the secondary market and active loan portfolio management.

Average deposits were essentially unchanged year over year at $59 billion, as growth in our commercial business and in our personal chequing and savings accounts was largely offset by a planned reduction in higher cost personal money market and time deposit accounts.

Q3 2013 vs Q2 2013 (in U.S. $)

Net income declined $5 million or 3% and adjusted net income decreased $3 million or 3% from the prior quarter.

Revenue decreased $13 million or 2% primarily due to a decline in net interest margin.

The decrease in net interest margin of 16 basis points was unusually high, primarily due to lower deposit spreads given the low-rate environment and lower loan spreads due to competitive loan pricing, including the repricing of one commercial portfolio, and growth in lower spread assets.

Provisions for credit losses declined $14 million primarily due to lower provisions in the commercial portfolio, driven by lower new reservations and higher recoveries from previously written-off amounts.

Non-interest expense and adjusted non-interest expense both increased $1 million or 1% from the prior quarter.

Average current loans and acceptances increased by $0.5 billion from the prior quarter, our third consecutive quarter of positive growth. Core commercial and industrial loans increased $0.9 billion or 4% from the previous quarter.

Average deposits decreased modestly by $0.5 billion from the prior quarter due to a planned reduction in higher cost deposits and normal fluctuations in our commercial clients’ cash management activities.

BMO Financial Group Third Quarter Report 2013 • 29

Q3 YTD 2013 vs Q3 YTD 2012 (in U.S. $)

Net income of $482 million increased $45 million or 10%. Adjusted net income of $520 million increased $35 million or 7% due to reduced expenses and lower provisions for credit losses.

Revenue of $2,178 million decreased $87 million or 4%. The benefits of increased commercial loans and fees and higher gains on the sales of newly originated mortgages were more than offset by the effects of lower net interest margin and reductions in deposit fees and securities gains.

Net interest margin decreased by 30 basis points.

Provisions for credit losses of $125 million decreased $72 million or 37% year over year.

Non-interest expense of $1,346 million decreased $82 million or 6%. Adjusted non-interest expense of $1,290 million decreased $67 million or 5%. The decrease was primarily due to synergy-related savings in the current year, partially offset by the effects of selective investments in the business.

Average current loans and acceptances of $51 billion and deposits of $59 billion increased slightly from the prior year.

Adjusted results in the foregoing P&C U.S. sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Private Client Group (PCG)	Table 26

(Canadian $ in millions, except as noted)	Q3-2013	Q3-2012	% Increase (Decrease) vs Q3-2012	Q2-2013	% Increase (Decrease) vs Q2-2013	YTD-2013	YTD-2012	% Increase (Decrease) vs YTD-2012

Net interest income (teb)	146	133	10	135	8	418	428	(2)
Non-interest revenue	723	546	32	630	15	1,995	1,692	18
Total revenue (teb)	869	679	28	765	14	2,413	2,120	14
Provision for credit losses	(1)	5	(+100)	1	(+100)	2	11	(85)
Non-interest expense	585	546	7	586	-	1,740	1,657	5
Income before income taxes	285	128	+100	178	60	671	452	49
Provision for income taxes (teb)	67	19	+100	37	79	149	92	64

Reported net income	218	109	100	141	54	522	360	45

Adjusted net income	225	114	97	148	52	542	376	44

Financial Measures and Ratios (%)
Return on equity (%)	29.3	19.7	9.6	19.9	9.4	24.2	22.3	1.9
Adjusted return on equity (%)	30.3	20.7	9.6	20.9	9.4	25.2	23.2	2.0
Operating leverage (%)	20.7	(3.7)	nm	(3.0)	nm	8.8	(4.0)	nm
Adjusted operating leverage	21.0	(2.8)	nm	(2.8)	nm	9.1	(3.0)	nm
Efficiency ratio (%) (teb)	67.3	80.3	(13.0)	76.6	(9.3)	72.1	78.2	(6.1)
Adjusted efficiency ratio (%) (teb)	66.2	79.2	(13.0)	75.4	(9.2)	71.0	77.1	(6.1)
Net interest margin on earning assets (%) (teb)	2.94	2.91	0.03	2.86	0.08	2.90	3.24	(0.34)
Average earning assets ($ billions)	19.6	18.2	8	19.4	1	19.3	17.6	9

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	178	172	4	175	2	525	529	(1)
Non-interest expense	142	136	5	144	(1)	429	411	4
Reported net income	26	22	14	19	27	64	71	(11)
Adjusted net income	31	26	18	25	21	80	83	(4)
Average earning assets ($ billions)	2.7	2.9	(8)	2.6	3	2.6	2.9	(10)

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

Q3 2013 vs Q3 2012

PCG produced strong results for the quarter. Net income of $218 million doubled from a year ago. Adjusted net income of $225 million increased $111 million or 97% from a year ago. Adjusted net income in PCG traditional wealth businesses was a record $131 million, up $35 million or 37% from a year ago. Results reflect growth in client assets, increased transaction volumes and a continued focus on productivity. Adjusted net income in Insurance was $94 million, up $76 million from a year ago. The increase was due to a $42 million after-tax benefit from increases in long-term interest rates in the current quarter relative to a $45 million after-tax charge a year ago, partially offset by benefits from changes in our investment portfolio to improve asset-liability management in the prior year. The underlying Insurance business continues to perform well.

Revenue was $869 million, up $190 million or 28% from a year ago. Revenue in PCG traditional wealth businesses was $727 million, up 12% from a year ago due to growth in client assets, increased transaction volumes and the benefit of acquisitions. Insurance revenue was $142 million, up $110 million due to the factors mentioned above.

Non-interest expense was $585 million, up $39 million or 7% from a year ago. Adjusted non-interest expense was $576 million, up $38 million or 7% due to higher revenue-based costs, in line with revenue growth, and costs associated with recent acquisitions. Growth in expenses was offset in part by benefits from a continued focus on productivity.

Assets under management and administration grew by $63 billion or 13% from a year ago to $527 billion, with assets under management up 11% year over year, driven mainly by growth in new client assets coupled with market appreciation.

30 • BMO Financial Group Third Quarter Report 2013

Q3 2013 vs Q2 2013

Net income was up $77 million or 54% and adjusted net income was up $77 million or 52% from the second quarter. Adjusted net income in PCG traditional wealth businesses was up $17 million or 16%. Adjusted net income in Insurance more than doubled, with an increase of $60 million, from the second quarter.

Revenue increased $104 million or 14%. Revenue in PCG traditional wealth businesses increased $25 million or 4% due to growth across most businesses. Insurance revenue more than doubled due to favourable movements in long-term interest rates relative to the second quarter and continued growth in both the creditor and life insurance businesses, partially offset by benefits from changes in our investment portfolio to improve asset-liability management in the second quarter.

Non-interest and adjusted non-interest expense were consistent with the second quarter as growth in revenue-based costs was offset by benefits from a continued focus on productivity.

Assets under management and administration grew by $5 billion or 1% due to the stronger U.S. dollar and growth in new client assets.

Q3 YTD 2013 vs Q3 YTD 2012

Net income was $522 million, up $162 million or 45% from a year ago. Adjusted net income was $542 million, up $166 million or 44% from a year ago. Adjusted net income in PCG traditional wealth businesses was $350 million, an increase of $56 million or 19%. Adjusted net income in Insurance of $192 million more than doubled, with an increase of $110 million from a year ago.

Revenue was $2,413 million, up $293 million or 14% from a year ago. Revenue in PCG traditional wealth businesses was $2,108 million, up $143 million or 7% due to growth across most businesses. Prior year results included higher than usual revenue from a strategic investment. Insurance revenue was $305 million, up $150 million or 97% due to favourable movements in long-term interest rates relative to a year ago, higher benefits from changes in our investment portfolio to improve asset-liability management and continued growth in both the creditor and life insurance businesses.

Non-interest expense was $1,740 million, up $83 million or 5% from a year ago. Adjusted non-interest expense was $1,713 million, up $78 million or 5%. The increase was due to higher revenue-based costs, in line with revenue growth, and costs of recent acquisitions, offset in part by benefits from a continued focus on productivity.

Adjusted results in the foregoing PCG sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Capital Markets	Table 27

(Canadian $ in millions, except as noted)	Q3-2013	Q3-2012	% Increase (Decrease) vs Q3-2012	Q2-2013	% Increase (Decrease) vs Q2-2013	YTD-2013	YTD-2012	% Increase (Decrease) vs YTD-2012

Net interest income (teb)	354	319	11	299	19	951	920	3
Non-interest revenue	515	489	5	551	(6)	1,672	1,455	15
Total revenue (teb)	869	808	8	850	2	2,623	2,375	10
Provision for credit losses	2	-	+100	(6)	+100	(19)	10	(+100)
Non-interest expense	514	482	7	503	2	1,532	1,435	7
Income before income taxes	353	326	9	353	-	1,110	930	19
Provision for income taxes (teb)	73	76	(3)	78	(3)	245	223	10

Reported net income	280	250	12	275	2	865	707	22
Adjusted net income	281	250	13	276	2	867	707	23

Trading Products revenue	569	492	16	550	4	1,660	1,488	12
Investment and Corporate Banking revenue	300	316	(5)	300	-	963	887	9
Return on equity (%)	19.0	20.9	(1.9)	19.4	(0.4)	19.9	19.9	-
Operating leverage (%)	1.0	(8.5)	nm	0.1	nm	3.7	(11.2)	nm
Efficiency ratio (%) (teb)	59.1	59.6	(0.5)	59.3	(0.2)	58.4	60.4	(2.0)
Net interest margin on earning assets (%) (teb)	0.69	0.63	0.06	0.61	0.08	0.63	0.64	(0.01)
Average earning assets ($ billions)	203.1	200.7	1	201.6	1	201.8	193.2	4

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	245	273	(10)	266	(7)	801	763	5
Non-interest expense	212	202	5	211	1	635	607	5
Reported net income	25	51	(51)	46	(47)	155	116	34
Adjusted net income	26	51	(50)	47	(46)	157	116	35
Average earning assets (US$ billions)	80.5	75.8	6	81.4	(1)	78.6	72.0	9

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

BMO Financial Group Third Quarter Report 2013 • 31

Q3 2013 vs Q3 2012

Net income for the quarter increased $30 million or 12% from the prior year to $280 million, driven by good performance across our diversified businesses. ROE was 19.0% compared with 20.9% a year ago.

Revenue increased $61 million or 8% to $869 million. Increases in trading revenue and equity underwriting more than offset a decline in mergers and acquisitions and in interest-rate-sensitive businesses. The stronger U.S. dollar increased revenues by $7 million relative to a year ago.

Non-interest expense increased $32 million or 7%, primarily due to increased employee costs. The stronger U.S. dollar increased expenses by $4 million relative to a year ago.

Q3 2013 vs Q2 2013

Net income increased $5 million or 2% from the previous quarter. Revenue increased $19 million or 2%, driven by strong client-driven trading performance and better equity and debt underwriting, which more than offset a reduction in merger and acquisition revenues and lower investment securities gains. The stronger U.S. dollar increased revenue by $7 million relative to the previous quarter.

Non-interest expense increased $11 million or 2% from the previous quarter, primarily driven by higher employee costs. The stronger U.S. dollar increased expenses $4 million relative to the previous quarter.

Q3 YTD 2013 vs Q3 YTD 2012

Net income increased $158 million or 22% from the previous year to $865 million. Revenue was $248 million or 10% higher. Increases in both net income and revenue were driven by higher trading revenue and investment banking fees. The stronger U.S. dollar increased revenue by $10 million relative to the prior year.

Non-interest expense was $97 million or 7% higher than in the prior year, primarily due to increased employee costs, in line with better revenue performance, and higher technology and support costs. The stronger U.S. dollar increased expenses by $5 million relative to the prior year.

Corporate Services, Including Technology and Operations	Table 28

(Canadian $ in millions, except as noted)	Q3-2013	Q3-2012	% Increase (Decrease) vs Q3-2012	Q2-2013	% Increase (Decrease) vs Q2-2013	YTD-2013	YTD-2012	% Increase (Decrease) vs YTD-2012
Net interest income before group teb offset	48	128	(62)	82	(41)	273	352	(23)
Group teb offset	(120)	(66)	(80)	(71)	(69)	(255)	(174)	(46)
Net interest income (teb)	(72)	62	(+100)	11	(+100)	18	178	(90)
Non-interest revenue	31	10	+100	56	(49)	91	345	(74)
Total revenue (teb)	(41)	72	(+100)	67	(+100)	109	523	(79)
Provision for (recovery of) credit losses	(90)	9	(+100)	(59)	(53)	(118)	(116)	(2)
Non-interest expense	156	189	(18)	230	(32)	630	633	-
Profit (loss) before income taxes	(107)	(126)	15	(104)	(5)	(403)	6	(+100)
Provision for (recovery of) income taxes (teb)	(96)	(139)	31	(78)	(24)	(301)	(261)	(16)
Reported net income (loss)	(11)	13	(+100)	(26)	53	(102)	267	(+100)

Adjusted Results
Adjusted total revenue (teb)	(199)	(129)	(54)	(118)	(72)	(454)	(284)	(61)
Adjusted recovery of credit losses	(154)	(112)	39	(94)	63	(299)	(331)	(9)
Adjusted non-interest expense	104	80	29	95	8	348	273	28
Adjusted net income (loss)	(35)	32	(+100)	(26)	(40)	(155)	55	(+100)

Corporate Services Provision for (Recovery of) Credit Losses
Impaired real estate loan portfolio	(14)	6	(+100)	13	(+100)	7	46	(85)
Purchased credit impaired loans	(140)	(118)	19	(107)	31	(306)	(377)	(19)
Recovery of credit losses, adjusted basis	(154)	(112)	39	(94)	63	(299)	(331)	(9)
Collective provision	20	8	+100	(30)	+100	(10)	27	(+100)
Purchased performing loans	44	113	(61)	65	(32)	191	188	2
Provision for (recovery of) credit losses, reported basis	(90)	9	(+100)	(59)	(53)	(118)	(116)	(2)
Average loans and acceptances	961	1,796	(46)	1,068	(10)	1,073	1,999	(46)
Period-end loans and acceptances	695	1,560	(55)	995	(30)	695	1,560	(55)

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	71	127	(45)	67	2	254	434	(42)
Provision for (recovery of) credit losses	(106)	45	(+100)	(79)	(34)	(161)	(99)	(62)
Non-interest expense	85	118	(29)	90	(8)	314	342	(8)
Reported net income (loss)	62	4	+100	39	72	90	181	(50)
Adjusted total revenue (teb)	(78)	(81)	2	(106)	25	(280)	(159)	(78)
Adjusted recovery of credit losses	(148)	(108)	36	(93)	58	(296)	(325)	(9)
Adjusted non-interest expense	37	15	+100	31	14	115	63	80
Adjusted net income (loss)	26	34	(21)	(23)	+100	(33)	126	(+100)

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

32 • BMO Financial Group Third Quarter Report 2013

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations.

Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources.

Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, PCG and BMO Capital Markets), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired asset portfolios, the recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio and certain unallocated amounts. Corporate Services reported results also reflect a number of items and activities that are excluded from BMO’s adjusted results to help assess BMO’s performance. These adjusting items are not reflective of core operating results. They are itemized in the Non-GAAP Measures section. All adjusting items are recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is recorded in the operating groups.

Financial Performance Review

Q3 2013 vs Q3 2012

Corporate Services net loss for the quarter was $11 million, compared with net income of $13 million a year ago. The adjusted net loss in the third quarter of 2013 was $35 million, compared with adjusted net income of $32 million a year ago. Adjusted revenues were lower driven primarily by a higher group teb offset. Adjusted non-interest expenses were higher primarily due to higher technology costs. Adjusted recoveries of credit losses increased in the current year primarily due to higher recoveries on the M&I purchased credit impaired loan portfolio.

Q3 2013 vs Q2 2013

Corporate Services net loss for the quarter was $11 million, compared with a net loss of $26 million in the second quarter. The adjusted net loss was $35 million, compared with a net loss of $26 million in the second quarter. Adjusted revenues were lower primarily due to a higher group teb offset. Adjusted non-interest expenses were higher primarily due to higher technology costs. Adjusted recoveries of credit losses increased primarily due to higher recoveries on the M&I purchased credit impaired loan portfolio.

Q3 YTD 2013 vs Q3 YTD 2012

Corporate Services net loss for the year to date was $102 million, compared with net income of $267 million a year ago. Adjusted net loss for the year to date was $155 million, compared with net income of $55 million from a year ago. Adjusted revenues were lower with half of the decrease due to a higher group teb offset and the remaining half due to lower revenue from a variety of items, none of which were individually significant. Adjusted non-interest expenses were higher primarily due to higher technology costs, and increased benefit costs, including pension. Adjusted recoveries of credit losses decreased primarily due to lower recoveries of credit losses on the M&I purchased credit impaired loan portfolio.

Loans and acceptances at the end of the current quarter were $695 million, down $865 million from the prior year and $300 million from the preceding quarter, reflecting run-off in the impaired real estate secured loan portfolio.

Adjusted results in the foregoing Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2013 • 33

Non-GAAP Measures (1)	Table 29

(Canadian $ in millions, except as noted)	Q3-2013	Q2-2013	Q3-2012	YTD-2013	YTD-2012
Reported Results
Revenue	4,050	3,944	3,878	12,075	11,954
Non-interest expense	(2,542)	(2,568)	(2,484)	(7,700)	(7,537)
Pre-provision, pre-tax earnings	1,508	1,376	1,394	4,375	4,417
Provision for credit losses	(77)	(145)	(237)	(400)	(573)
Provision for income taxes	(294)	(256)	(187)	(815)	(737)

Net Income	1,137	975	970	3,160	3,107
Reported Measures (% except as noted)
EPS ($)	1.68	1.42	1.42	4.63	4.56
Net income growth	17	(5)	37	2	32
EPS growth	18	(6)	30	2	22
Revenue growth	4	-	17	1	18
Non-interest expense growth	2	3	12	2	19
Efficiency ratio	62.8	65.1	64.1	63.8	63.1
Operating leverage	2.2	(3.2)	4.9	(1.2)	(1.4)
Return on equity	15.6	14.2	14.5	14.9	15.9
Adjusting Items (Pre-tax)
Credit-related items on the M&I purchased performing loan portfolio (2)	110	119	76	357	350
M&I integration costs (3)	(49)	(50)	(105)	(191)	(249)
Amortization of acquisition-related intangible assets (3)	(32)	(31)	(33)	(94)	(100)
Decrease (increase) in the collective allowance for credit losses	(20)	22	15	2	33
Run-off structured credit activities (4)	1	6	(15)	14	197
Restructuring costs (3)	-	(82)	-	(82)	(99)
Adjusting items included in reported pre-tax income	10	(16)	(62)	6	132

Adjusting Items (After tax)
Credit-related items on the M&I purchased performing loan portfolio	68	73	47	220	216
M&I integration costs	(30)	(31)	(65)	(118)	(155)
Amortization of acquisition-related intangible assets	(23)	(22)	(24)	(67)	(72)
Decrease (increase) in the collective allowance for credit losses	(15)	11	14	(4)	26
Run-off structured credit activities	1	6	(15)	14	194
Restructuring costs	-	(59)	-	(59)	(69)
Adjusting items included in reported after-tax net income	1	(22)	(43)	(14)	140
EPS ($)	-	(0.04)	(0.07)	(0.02)	0.21

Adjusted Results (1)
Revenue	3,892	3,759	3,677	11,512	11,147
Non-interest expense	(2,458)	(2,402)	(2,342)	(7,324)	(7,077)
Pre-provision, pre-tax earnings	1,434	1,357	1,335	4,188	4,070
Provision for credit losses	(13)	(110)	(116)	(219)	(358)
Provision for income taxes	(285)	(250)	(206)	(795)	(745)
Adjusted net Income	1,136	997	1,013	3,174	2,967

Adjusted Measures (% except as noted) (1)
EPS ($)	1.68	1.46	1.49	4.65	4.35
Net income growth	12	2	18	7	21
EPS growth	13	1	11	7	11
Revenue growth	6	1	9	3	11
Non-interest expense growth	5	2	13	3	16
Efficiency ratio	63.2	63.9	63.7	63.6	63.5
Operating leverage	0.9	(1.0)	(4.4)	(0.2)	(5.1)
Return on equity	15.6	14.5	15.2	15.0	15.2

(1)	Adjusted results in this table are non-GAAP amounts or non-GAAP measures.
(2)	Comprised of $154 million of net interest income and $44 million of specific provisions for credit losses in Q3-2013; $176 million of net interest income, $65 million of specific provisions for credit losses and $8 million of collective recoveries in Q2-2013; and $212 million of net interest income, $113 million of specific provisions and $23 million of collective provisions for credit losses in Q3-2012.
(3)	Included in non-interest expense.
(4)	Substantially all included in trading revenue, in non-interest revenue.

34 • BMO Financial Group Third Quarter Report 2013

Non-GAAP Measures (Cont’d.)

Results and measures in this MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in Table 29. Management assesses performance on both a reported and an adjusted basis and considers both bases to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results. It also permits readers to assess the impact of the specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results. Details of adjustments are also set out in the Adjusted Net Income section.

Certain of the adjusting items relate to expenses that arise as a result of acquisitions, including the amortization of acquisition-related intangible assets, and these expenses have been designated as adjusting items because the purchase decision may not consider the amortization of such assets to be a relevant expense. Certain other items have also been designated as adjusting items due to the fact that they can affect trend analysis. These include changes in the collective allowance and credit-related amounts in respect of the acquired M&I performing loan portfolio, M&I integration costs, run-off structured credit activities and restructuring costs. All of the above adjusting items are recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is charged to the operating groups as outlined below.

Net economic profit represents net income available to common shareholders after deduction of a charge for capital, and is considered a reasonable measure of added economic value.

Pre-provision, pre-tax earnings is considered a useful measure of performance because it excludes the effects of credit losses and income taxes, which can at times mask performance because of their size and variability.

In the third quarter of 2013, adjusting items increased reported net income by $1 million after tax, comprised of a $68 million after-tax net benefit of credit-related items in respect of the M&I purchased performing loan portfolio (including $154 million in net interest income, net of a $44 million specific provision for credit losses and related income taxes of $42 million); costs of $49 million ($30 million after tax) for the integration of M&I; an increase in the collective allowance for credit losses of $20 million ($15 million after tax) on loans other than the M&I purchased loan portfolio; a $32 million ($23 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; and a benefit from run-off structured credit activities of $1 million before and after tax primarily included in trading revenue. Amortization of acquisition-related intangible assets was charged to the operating groups as follows: P&C Canada $3 million before and after tax; P&C U.S. $19 million ($12 million after tax); PCG $9 million ($7 million after tax); and BMO Capital Markets $1 million before and after tax.

In the second quarter of 2013, adjusting items decreased net income by $22 million after tax, comprised of a $73 million after-tax net benefit of credit-related items in respect of the M&I purchased performing loan portfolio (including $176 million in net interest income, net of a $57 million provision for credit losses and related income taxes of $46 million); costs of $50 million ($31 million after tax) for the integration of M&I; a restructuring charge of $82 million ($59 million after tax) to align our cost structure with the current and future business environment; a decrease in the collective allowance for credit losses of $22 million ($11 million after tax) on loans other than the M&I purchased loan portfolio; a $31 million ($22 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; and a benefit from run-off structured credit activities of $6 million before and after tax. The $57 million provision included in the credit-related items above included $65 million of specific provisions and an $8 million decrease in the collective allowance for credit losses on the acquired M&I performing loan portfolio. Amortization of acquisition-related intangible assets was charged to the operating groups as follows: P&C Canada $2 million ($1 million after tax); P&C U.S. $19 million ($13 million after tax); PCG $9 million ($7 million after tax); and BMO Capital Markets $1 million before and after tax.

In the third quarter of 2012, adjusting items decreased reported net income by $43 million after tax, comprised of a $47 million after-tax net benefit of credit-related items in respect of the M&I purchased performing loan portfolio (including $212 million in net interest income, net of a $136 million provision for credit losses and related income taxes of $29 million); costs of $105 million ($65 million after tax) for the integration of M&I; a decrease in the collective allowance for credit losses of $15 million ($14 million after tax) on loans other than the M&I purchased loan portfolio; a $33 million ($24 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; and a loss on run-off structured credit activities of $15 before and after tax. The $136 million provision included in the credit-related items above included $113 million of specific provisions and a $23 million increase in the collective allowance for credit losses on the acquired M&I performing loan portfolio. Amortization of acquisition-related intangible assets was charged to the operating groups as follows: P&C Canada $3 million before and after tax; P&C U.S. $23 million ($16 million after tax); and PCG $7 million ($5 million after tax).

Our complete Third Quarter 2013 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended July 31, 2013, is available online at www.bmo.com/investorrelations and at www.sedar.com.

BMO Financial Group Third Quarter Report 2013 • 35

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2012 Annual Report, this quarterly news release, presentation materials and a supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 27, 2013, at 1:30 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, December 2, 2013, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 1254867.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Sharon Haward-Laird, Head, Investor Relations, sharon.hawardlaird@bmo.com, 416-867-6656

Andrew Chin, Director, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer

Tom Flynn, Executive Vice-President and CFO,

tom.flynn@bmo.com, 416-867-4689

Corporate Secretary

Barbara Muir, Senior Vice-President, Deputy General Counsel,

Corporate Affairs and Corporate Secretary

corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

May 2013 $62.91

June 2013 $60.02

July 2013 $65.32

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

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Annual Meeting 2014 The next Annual Meeting of Shareholders will be held on Tuesday, April 1, 2014, in Toronto, Ontario.

36 • BMO Financial Group Third Quarter Report 2013